Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Yes                                                    No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Yes                                                    No         X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            Yes                                                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Interim financial information for the quarter ended March 31, 2012
2.	Earnings Release 1Q12
3.	Minutes of Board of Directors
4.	Market Announcement

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Individual and Consolidated Interim Financial Information for the Three Months Ended March 31, 2012

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial

Information for the Three Months Ended

March 31, 2012 and 2011

Table of contents

Report on Review of Interim Financial Information	3 - 4

Balance sheets	5 - 6

Income statements	7

Comprehensive income statements	8

Statements of changes in shareholders’ equity	9 - 10

Statements of cash flows - Indirect method	11 - 12

Statements of value added	13

Notes to the interim financial information	14 - 92

Management report	93 – 98

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), included in the Interim Financial Information Form (ITR), for the three months ended March 31, 2012, which comprises the balance sheet as of March 31, 2012 and the related statements of income, comprehensive income, changes in equity and cash flows for the three months then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 - Interim Financial Information and the consolidated interim financial information in accordance with CPC 21 and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with the CPC 21, applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added, for the three months ended March 31, 2012, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, that do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Review of individual and consolidated interim financial information for the three months ended March 31, 2011 and audit of individual and consolidated financial statements for the year ended December 31, 2011

The amounts for the three months ended March 31, 2011, presented for comparison purposes, were previously reviewed by other independent auditors, whose report, without qualification, was issued and dated on May 11, 2011. The amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, whose report, without qualification, was issued and dated on February 15, 2012.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 2, 2012

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2012 and December 31, 2011

(In thousands of Reais)

		Parent		Consolidated
Assets	Note	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Current assets

Cash and cash equivalents	4	176,518	178,672	1,398,188	1,790,954
Financial investments	4	22,306	52,902	834,899	916,936
Trade accounts receivable	5	-	-	2,068,318	2,026,417
Inventories	6	-	-	1,318,969	1,310,132
Recoverable taxes	7	46,666	48,706	438,420	470,511
Dividends receivable		54,397	73,526	-	-
Other receivables		2,405	1,971	19,675	20,323
Prepaid expenses	10	-	-	65,173	40,221

Total current assets		302,292	355,777	6,143,642	6,575,494

Non-current assets

Financial investments	4	-	-	73,813	74,437
Trade accounts receivable	5	-	-	116,035	117,716
Related parties	8.a	750,000	779,531	10,859	10,144
Deferred income and social contribution taxes	9.a	65	690	512,529	510,135
Recoverable taxes	7	44,814	39,906	92,365	81,395
Escrow deposits		232	232	484,772	469,381
Other receivables		-	-	10,429	1,312
Prepaid expenses	10	-	-	66,717	69,198

		795,111	820,359	1,367,519	1,333,718

Investments
Subsidiaries	11.a	5,282,857	5,291,099	-	-
Associates	11.b	-	-	12,602	12,626
Other		-	-	2,793	2,793
Property, plant and equipment	12 ; 14.g	-	-	4,323,003	4,278,931
Intangible assets	13	246,163	246,163	1,553,099	1,539,177

		5,529,020	5,537,262	5,891,497	5,833,527

Total non-current assets		6,324,131	6,357,621	7,259,016	7,167,245

Total assets		6,626,423	6,713,398	13,402,658	13,742,739

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2012 and December 31, 2011

(In thousands of Reais)

		Parent		Consolidated

	Note
Liabilities		03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current liabilities
Loans	14	-	-	1,449,672	1,300,326
Debentures	14.f	205,658	1,002,451	210,788	1,002,451
Finance leases	14.g	-	-	2,211	2,222
Trade payables	15	16	54	885,673	1,075,103
Salaries and related charges	16	136	128	213,332	268,345
Taxes payable	17	9	2,361	118,151	109,653
Dividends payable	20.g	6,029	156,076	13,606	163,802
Income and social contribution taxes payable		-	-	52,430	38,620
Post-employment benefits	24.b	-	-	13,282	13,282
Provision for assets retirement obligation	18	-	-	6,219	7,251
Provision for tax, civil and labor litigation	23.a	-	-	38,946	41,347
Other payables		214	214	34,013	55,643
Deferred revenue	19	-	-	18,031	19,731

Total current liabilities		212,062	1,161,284	3,056,354	4,097,776

Non-current liabilities

Loans	14	-	-	2,983,977	3,196,102
Debentures	14.f	793,518	-	808,044	19,102
Finance leases	14.g	-	-	40,922	41,431
Related parties	8.a	-	-	3,872	3,971
Deferred income and social contribution taxes	9.a	-	-	53,380	37,980
Provision for tax, civil and labor litigation	23.a	1,057	1,047	528,220	512,788
Post-employment benefits	24.b	-	-	101,978	96,751
Provision for assets retirement obligation	18	-	-	62,613	60,253
Other payables		-	-	106,963	90,625
Deferred revenue	19	-	-	8,947	8,724

Total non-current liabilities		794,575	1,047	4,698,916	4,067,727

Shareholders’ equity
Share capital	20.a	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	20.c	9,780	9,780	9,780	9,780
Revaluation reserve	20.d	6,959	7,075	6,959	7,075
Profit reserves	20.e	1,837,667	1,837,667	1,837,667	1,837,667
Treasury shares	20.b	(118,234)	(118,234)	(118,234)	(118,234)
Retained earnings		190,114	-	190,114	-
Additional dividends to the minimum mandatory dividends	20.g	-	122,239	-	122,239
Valuation adjustment	2.c ; 20.f	10	193	10	193
Cumulative translation adjustments	2.q ; 20.f	(3,283)	(4,426)	(3,283)	(4,426)

Shareholders’ equity attributable to owners of the parent		5,619,786	5,551,067	5,619,786	5,551,067

Non-controlling interests in subsidiaries		-	-	27,602	26,169

Total shareholders’ equity		5,619,786	5,551,067	5,647,388	5,577,236

Total liabilities and shareholders’ equity		6,626,423	6,713,398	13,402,658	13,742,739

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Periods ended March 31, 2012 and 2011

(In thousands of Reais, except earnings per share)

		Parent		Consolidated
	Note	03/31/2012	03/31/2011	03/31/2012	03/31/2011

Net revenue from sales and services	2.a ; 25	-	-	12,401,370	10,806,074
Cost of products and services sold	2.a ; 26	-	-	(11,496,950)	(9,980,364)

Gross profit		-	-	904,420	825,710

Operating income (expenses)
Selling and marketing	26	-	-	(377,356)	(310,320)
General and administrative	26	(3,072)	(2,705)	(197,114)	(192,734)
Income (loss) from disposal of assets	27	-	-	(1,500)	2,739
Other operating income, net		3,078	2,724	9,537	8,581

Operating income		6	19	337,987	333,976
Financial income	28	34,537	41,210	66,309	85,634
Financial expenses	28	(26,634)	(34,597)	(129,180)	(152,009)
Share of profit of subsidiaries and associates	11.a ; 11.b	184,802	188,632	(24)	126

Income before income and social contribution taxes		192,711	195,264	275,092	267,727

Income and social contribution taxes
Current	9.b	(2,058)	(2,265)	(78,841)	(61,136)
Deferred	9.b	(625)	16	(13,546)	(20,342)
Tax incentives - SUDENE	9.b ; 9.c	-	-	8,716	7,933

		(2,683)	(2,249)	(83,671)	(73,545)

Net income		190,028	193,015	191,421	194,182

Income attributable to:
Shareholders of the Company		190,028	193,015	190,028	193,015
Non-controlling interests in subsidiaries		-	-	1,393	1,167

Earnings per share – common share (based on weighted average of shares outstanding) – R$	29
Basic		0.36	0.36	0.36	0.36
Diluted		0.35	0.36	0.35	0.36

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Comprehensive income statements

Periods ended March 31, 2012 and 2011

(In thousands of Reais)

		Parent		Consolidated
	Note	03/31/2012	03/31/2011	03/31/2012	03/31/2011

Net income attributable to shareholders of the Company		190,028	193,015	190,028	193,015
Net income attributable to non-controlling interests in subsidiaries		-	-	1,393	1,167

Net income		190,028	193,015	191,421	194,182

Valuation adjustment	2.c ; 20.f	(183)	2,328	(183)	2,328
Cumulative translation adjustments	2.q ; 20.f	1,143	470	1,143	470

Total comprehensive income		190,988	195,813	192,381	196,980

Total comprehensive income attributable to shareholders of the Company		190,988	195,813	190,988	195,813
Total comprehensive income attributable to non-controlling interests in subsidiaries		-	-	1,393	1,167

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity - parent and consolidated

Periods ended March 31, 2012 and 2011

(In thousands of Reais)

					Profit reserves			Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Shareholders’ equity attributable to owners of the parent	Non-controlling interests	Shareholders’ equity in the consolidated
Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	-	1,333,066	(2,403)	(18,597)	-	(119,964)	68,323	5,153,330	22,253	5,175,583
Realization of revaluation reserve	20.d	-	-	(142)	-	-	-	-	-	142	-	-	-	190	190
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(37)	-	-	(37)	-	(37)
Acquisition of non-controlling interest		-	-	-	-	-	-	-	-	-	-	-	-	(3)	(3)
Approval of additional dividends by the Shareholders Meeting		-	-	-	-	-	-	-	-	-	-	(68,323)	(68,323)	-	(68,323)
Net income		-	-	-	-	-	-	-	-	193,015	-	-	193,015	1,167	194,182

Comprehensive income:
Valuation adjustments for financial instruments	2.c ; 20.f	-	-	-	-	-	-	2,328	-	-	-	-	2,328	-	2,328
Currency translation of foreign subsidiaries	2.q ; 20.f	-	-	-	-	-	-	-	470	-	-	-	470	-	470

Balance at March 31, 2011		3,696,773	7,688	7,448	180,854	-	1,333,066	(75)	(18,127)	193,120	(119,964)	-	5,280,783	23,607	5,304,390

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity - parent and consolidated

Periods ended March 31, 2012 and 2011

(In thousands of Reais)

					Profit reserves			Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Shareholders’ equity attributable to owners of the parent	Non-controlling interests	Shareholders’ equity in the consolidated
Balance at December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	5,551,067	26,169	5,577,236
Realization of revaluation reserve	20.d	-	-	(116)	-	-	-	-	-	116	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(30)	-	-	(30)	-	(30)
Approval of additional dividends by the Shareholders Meeting		-	-	-	-	-	-	-	-	-	-	(122,239)	(122,239)	40	(122,199)
Net income		-	-	-	-	-	-	-	-	190,028	-	-	190,028	1,393	191,421
Comprehensive income:
Valuation adjustments for financial instruments	2.c ; 20.f	-	-	-	-	-	-	(183)	-	-	-	-	(183)	-	(183)
Currency translation of foreign subsidiaries	2.q ; 20.f	-	-	-	-	-	-	-	1,143	-	-	-	1,143	-	1,143

Balance at March 31, 2012		3,696,773	9,780	6,959	223,292	281,309	1,333,066	10	(3,283)	190,114	(118,234)	-	5,619,786	27,602	5,647,388

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Periods ended March 31, 2012 and 2011

(In thousands of Reais)

		Parent		Consolidated
	Note	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Cash flows from operating activities
Net income for the period		190,028	193,015	191,421	194,182
Adjustments to reconcile net income to cash provided by operating activities
Share of profit of subsidiaries and associates	11	(184,802)	(188,632)	24	(126)
Depreciation and amortization		-	-	162,091	135,912
PIS and COFINS credits on depreciation		-	-	2,851	2,429
Assets retirement expenses	18	-	-	(279)	(783)
Interest, monetary and exchange variations		3,728	9,113	131,388	123,741
Deferred income and social contribution taxes	9.b	625	(16)	13,546	20,342
Income from disposal of assets	27	-	-	1,500	(2,739)
Others		-	-	137	(449)

Dividends received from subsidiaries		213,104	-	-	-

(Increase) decrease in current assets
Trade accounts receivable	5	-	-	(41,901)	(22,714)
Inventories	6	-	-	(8,250)	(118,691)
Recoverable taxes	7	2,040	28,040	32,091	27,514
Other receivables		(434)	(1,510)	648	1,320
Prepaid expenses	10	-	-	(24,952)	(22,153)

Increase (decrease) in current liabilities
Trade payables	15	(38)	(107)	(189,430)	(38,887)
Salaries and related charges	16	8	1	(55,013)	(37,580)
Taxes payable	17	(2,352)	8	8,498	(19,452)
Income and social contribution taxes		-	-	30,064	20,383
Post-employment benefits	24.b	-	-	-	721
Provision for tax, civil and labor litigation	23.a	-	-	(2,401)	1,886
Other payables		-	-	(21,630)	(9,397)
Deferred revenue	19	-	-	(1,700)	1,084

(Increase) decrease in non-current assets
Trade accounts receivable	5	-	-	1,681	(2,528)
Recoverable taxes	7	(4,908)	(33,425)	(10,970)	(44,788)
Escrow deposits		-	-	(15,391)	(13,434)
Other receivables		-	-	(9,117)	130
Prepaid expenses	10	-	-	2,481	1,176

Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	-	-	5,227	(721)
Provision for tax, civil and labor litigation	23.a	10	46	15,432	18,311
Other payables		-	-	16,338	3,307
Deferred revenue	19	-	-	223	895

Income and social contribution taxes paid		-	-	(16,254)	(17,556)

Net cash provided by operating activities		217,009	6,533	218,353	201,335

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Periods ended March 31, 2012 and 2011

(In thousands of Reais)

		Parent		Consolidated
	Note	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Cash flows from investing activities
Financial investments, net of redemptions		30,596	12,743	82,661	192,609
Acquisition of subsidiaries, net		-	-	-	(25,514)
Acquisition of property, plant and equipment	12	-	-	(158,678)	(157,444)
Increase in intangible assets	13	-	-	(77,117)	(45,145)
Proceeds from disposal of assets	27	-	-	13,500	20,084

Net cash provided by (used in) investing activities		30,596	12,743	(139,634)	(15,410)

Cash flows from financing activities
Loans and debentures
Borrowings	14	793,485	-	1,305,802	135,492
Repayments	14	(800,000)	-	(1,358,224)	(256,583)
Interest paid	14	(25,108)	-	(144,661)	(39,247)
Payment of financial lease	14.g	-	-	(1,148)	(1,968)
Dividends paid		(272,287)	(250,872)	(272,276)	(250,834)
Related parties		54,151	51,033	(815)	-

Net cash used in financing activities		(249,759)	(199,839)	(471,322)	(413,140)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	(163)	(97)

Decrease in cash and cash equivalents		(2,154)	(180,563)	(392,766)	(227,312)

Cash and cash equivalents at the beginning of the period	4	178,672	407,704	1,790,954	2,642,418

Cash and cash equivalents at the end of the period	4	176,518	227,141	1,398,188	2,415,106

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

Periods ended March 31, 2012 and 2011

(In thousands of Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2012%		03/31/2011%		03/31/2012%		03/31/2011%
Revenue
Gross revenue from sales and services, except rents and royalties	25	-		-		12,747,455		11,181,886
Rebates, discounts and returns	25	-		-		(58,425)		(43,961)
Allowance for doubtful accounts - Reversal (allowance)		-		-		(1,355)		(1,506)
Income from disposal of assets	27	-		-		(1,500)		2,739

		-		-		12,686,175		11,139,158
Materials purchased from third parties
Raw materials used		-		-		(652,875)		(516,073)
Cost of goods, products and services sold		-		-		(10,813,026)		(9,454,497)
Third-party materials, energy, services and others		(1,885)		(2,705)		(342,305)		(294,351)
Reversal of impairment losses		3,078		3,701		1,312		1,810

		1,193		996		(11,806,894)		(10,263,111)

Gross value added		1,193		996		879,281		876,047

Deductions
Depreciation and amortization		-		-		(164,942)		(138,341)

Net value added by the Company		1,193		996		714,339		737,706

Value added received in transfer
Share of profit of subsidiaries and associates	11.a ; 11.b	184,802		188,632		(24)		126
Rents and royalties	25	-		-		15,044		15,991
Financial income	28	34,537		41,210		66,309		85,634

		219,339		229,842		81,329		101,751

Total value added available for distribution		220,532	100	230,838	100	795,668	100	839,457	100

Distribution of value added
Labor and benefits		998	-	822	-	255,296	32	247,506	30
Taxes, fees and contributions		1,039	1	632	-	202,058	25	235,585	28
Financial expenses and rents		28,467	13	36,369	16	146,893	19	162,184	19
Retained earnings		190,028	86	193,015	84	191,421	24	194,182	23

Value added distributed		220,532	100	230,838	100	795,668	100	839,457	100

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

1. Operations

Ultrapar Participações S.A. (“Company”), is a publicly-held company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in São Paulo – SP, Brazil.

The Company invests its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), automotive fuels & lubricants distribution, and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company also operates in oil refining through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2. Summary of significant accounting policies

The accounting policies adopted by the Company and its subsidiaries are in accordance with the statements, interpretations and guidelines issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”) in the process of convergence with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated interim financial information was prepared in accordance with technical pronouncement CPC 21 and international standard (“IAS”) 34 - Interim Financial Reporting issued by the IASB, and presented in a consistent manner with the standards issued by the CVM.

The Company’s individual interim financial information was prepared in a consistent manner with CPC 21 and presented in accordance with the standards issued by the CVM.

The Company’s individual and consolidated interim financial information are presented in Brazilian Reais, which is the Company´s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in these individual and consolidated interim financial information.

a.	Recognition of income

Revenue and cost of sales are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.	Cash and cash equivalents

Include cash and short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with IAS 39 (CPC 38, 39 and 40), the financial instruments of the Company and its subsidiaries are recorded in accordance with the following categories:

•

Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as profit or loss, and the balances are stated at fair value.

•

Held to maturity: non-derivative financial assets with fixed or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded in income, and balances are stated at acquisition cost plus the interest earned.

•

Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income in case of prepayment.

•

Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•

Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s income. The hedge and the hedged item are measured at fair value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•

Hedge accounting: derivative financial instrument used to hedge exposure to a specific risk associated with a recognized asset or liability, which may affect the entity’s income. In the initial designation of the hedge, the relationship between the hedging instruments and the hedged items are documented, including the objectives of risk management, the strategy in the conduction of the transaction and the methods to be used to evaluate its effectiveness.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

d.	Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable (see Note 22 - Customer credit risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. The cost value of inventory is calculated using the weighted average cost and includes the cost of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices of the last month of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is made. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company’s specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

f.	Investments

Investments in subsidiaries are valued by the equity method of accounting in the interim financial information of the parent company. Investments in associates in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under shared control are also accounted for the equity method of accounting (see Note 11).

In the consolidated interim financial information the investments in joint control entities are consolidated proportionally by the Company (see Note 3). The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

g.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the economic life of the assets, which is annually revised.

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

h.	Leases

•	Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets are stated at fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight line method based on the useful lives applicable to each group of assets as mentioned in Note 12 and 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 14.g).

•	Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

i.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

• Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as of January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually to verify the existence of probable losses (impairment). Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

• Bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized using the straight-line method according to the term of the agreement.

• Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their economic life, which is annually revised.

The Company and its subsidiaries have not recorded intangible assets that were created internally or that have an indefinite useful life, except for goodwill.

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.t).

k.	Current and non-current liabilities

The Company and its subsidiaries’s financial liabilities include trade payables and other accounts payable, loans, debentures and derivative financial instruments used as hedge.

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the interim financial information. When applicable, the current and noncurrent liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to income over its term, using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

l.	Income and social contribution taxes

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on the current rates of income and social contribution taxes, including the value of tax incentives. The taxes are recognized based on the rates of income tax and social contribution on net income provided for by the laws enacted on the last day of the interim financial information. For further details about recognition and realization of income and social contribution on net income taxes, see Note 9.

m.	Provision for asset retirement obligation – fuel tanks

Corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recorded as a liability when tanks are installed. The estimated cost is also recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). The estimated removal cost is revised periodically.

n.	Tax, civil and labor provisions

A provision for tax, civil and labor is created for quantifiable risks, when chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recorded based on evaluation of the outcomes of the legal proceedings (see Note 23).

o.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in income.

p.	Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are converted at the exchange rate prevailing on the balance sheet date. The effect of the difference between those exchange rates is recognized in income until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

q.	Basis for translation of interim financial information of foreign subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. (“Oxiteno México”) and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A. (“Oxiteno Andina”), located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the interim financial information. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of March 31, 2012 was R$ 3,283 of exchange rate loss (R$ 4,426 loss as of December 31, 2011).

According to IAS 29, from 2010, Venezuela is regarded as a hyperinflationary economy. As a result, the interim financial information of Oxiteno Andina were adjusted by the Venezuelan Consumer Price Index (CPI).

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered extended activities of the parent company and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized as income as of March 31, 2012 amounted to R$ 267 (R$ 243 gain as of March 31, 2011).

r.	Use of estimates, assumptions and judgments

The preparation of interim financial information requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Thereunto, the Company and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of provisions for income taxes (Note 9), the useful life of property, plants and equipment (Note 12), the economic life of intangible assets and impairment of goodwill (Note 13), provisions for asset retirement obligations (Note 18), tax, civil and labor provisionsNote 23) and estimates for the preparation of actuarial reports (Note 24). The actual result of the transactions and information may differ from estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

s.	Impairment of assets

The Company reviews, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company estimates the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

To assess the value in use, the Company considers the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets.

Losses for impairment of assets are recognized in income. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the loss of value had not been recognized.

No impairment was recorded in the periods presented.

t.	Adjustment to present value

The Company´s subsidiaries booked an adjustment to present value of Tax on Goods and Services (“ICMS”) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the interim financial information, the time value of the recovery of ICMS credits.

The Company and its subsidiaries reviewed all items classified as non-current and, where relevant, current assets and liabilities and did not identify a need to adjust other balances to present value.

u.	Statements of value added

The Company and its subsidiaries prepare the individual and consolidated statements of value added according to CPC 09 - Statement of Value Added, as an integral part of interim financial information as applicable to public companies, and as supplemental information for IFRS, that do not require their presentation.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

v.	New pronouncements not yet adopted

Some standards, amendments and interpretations to IFRS issued by IASB have not yet taken effect for the period ended March 31, 2012, which are:

•	IFRS 9 - Financial Instruments’ classification and measurement
•	Amendments to 32 – Financial Instruments: Presentation
•	Amendments to IAS 19 - Employee Benefits
•	Consolidated Financial Statements - IFRS 10
•	Joint Arrangements - IFRS 11
•	Disclosure of Interests in Other Entities- IFRS 12
•	Fair Value Measurement - IFRS 13
•	Amendments to IAS 1 - Presentation of Financial Statements
•	Amendments to IFRS 7 - Financial Instruments: Disclosures
•	Amendments to IAS 27 – Separate Financial Statements
•	Amendments to IAS 28 – Investments in Associates and Joint Ventures

CPC has not yet issued statements equivalent to the above IFRS pronouncement, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval by the CVM.

The Company and its subsidiaries have not estimated the impact of these new standards on their interim financial information.

w.	Authorization for issuance of the interim financial information

On May 2, 2012, the Company’s Board of Directors authorized the issuance of this interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

3.    Principles of consolidation and investments in affiliates

The consolidated interim financial information were prepared following the basic principles of consolidation established by the CPC 36 (R2) and IAS 27. Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interests in subsidiaries are indicated in the interim financial information.

The consolidated interim financial information include the following direct and indirect subsidiaries:

		% interest in the share
		03/31/2012		12/31/2011
		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	-	50	-	50
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A. (*)	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Distribuidora de Gás LP Azul S.A.	Brazil	-	100	-	100
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	57	-	57
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-

(*)

The Company maintains a shared equity interest in these companies, whose articles of organization establish a joint control. These joint ventures are recognized by the Company using proportionate consolidation, as allowed by IAS 31. RPR is primarily engaged in oil refining, Maxfácil Participações S.A. is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak Armazéns Gerais Ltda. is primarily engaged in liquid bulk storage in the port of Paranaguá.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

a) Business combination – acquisition of Repsol Gás Brasil S.A. (“Repsol”)

On October 20, 2011, the Company, through its subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”), acquired a 100% equity interest in Repsol. The total acquisition amount was R$ 49,822. This acquisition strengthens the Ultragaz business of bulk LPG, providing economies of scale in logistics and management, and better a position for growth in the bulk segment in the Southeast. After the acquisition, its name was changed to Distribuidora de Gás LP Azul S.A.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 13,403. The value added for assets acquired, which was determined by an independent appraiser and has a value of R$ 16,555 based on his report, reflects the difference between the market value and the book value of the assets. The table below summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	2,151	Trade payables	3,838
Trade accounts receivable	2,875	Salaries and related charges	1,521
Inventories	995	Other	67

Prepaid expenses	1,596		5,426
Recoverable taxes	1,092
Other	360

	9,069

Non-current assets
Property, plant and equipment	22,026	Non-current liabilities
Intangible assets	11,625	Provision for tax, civil and labor litigation	1,140

Other	265
Goodwill	13,403

	47,319	Total liabilities assumed	6,566

Total assets acquired and goodwill	56,388	Consideration	49,822

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

4.    Financial assets

Financial assets, excluding cash and bank deposits, are substantially represented by money invested: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), debentures and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) in currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated

	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Cash and bank deposits
In local currency	209	71	34,693	78,077
In foreign currency	-	-	25,060	29,523

Financial investments
In local currency
Fixed-income securities and funds	176,309	178,601	1,338,435	1,668,178
In foreign currency
Fixed-income securities and funds	-	-	-	15,176

Total cash and cash equivalents	176,518	178,672	1,398,188	1,790,954

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•	Financial investments

Financial assets that are not cash or cash equivalents are considered financial investments.

	Parent		Consolidated

	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Financial investments
In local currency
Fixed-income securities and funds	22,306	52,902	518,567	638,879

In foreign currency
Fixed-income securities and funds	–	–	283,646	259,091

Currency and interest rate hedging instruments (a)	–	–	106,499	93,403

Total financial investments	22,306	52,902	908,712	991,373

Current	22,306	52,902	834,899	916,936

Non-current	–	–	73,813	74,437

(a) Accumulated gains, net of income tax (see Note 22).

The financial assets of the Company and its subsidiaries were classified in Note 22, according to their characteristics and intention of the Company.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

5.    Trade accounts receivable (Consolidated)

	03/31/2012	12/31/2011

Domestic customers	1,926,756	1,885,901
Reseller financing - Ipiranga	229,614	239,588
Foreign customers	148,689	135,098
(-) Allowance for doubtful accounts	(120,706)	(116,454)

	2,184,353	2,144,133

Current	2,068,318	2,026,417

Non-current	116,035	117,716

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade accounts receivable, gross, is as follows:

			Past due	Past due	Past due	Past due	Past due
	Total	Current	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 180 days

March 31, 2012	2,305,059	2,053,274	66,157	13,273	10,027	12,764	149,564

December 31, 2011	2,260,587	1,994,399	80,635	18,088	5,788	14,944	146,733

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2011	116,454
Additions	5,936
Write-offs	(1,684)

Balance as of March 31, 2012	120,706

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

6.    Inventories (Consolidated)

	03/31/2012			12/31/2011
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	268,091	(11,594)	256,497	272,377	(14,605)	257,772
Work in process	1,736	–	1,736	2,841	–	2,841
Raw materials	194,904	(458)	194,446	197,982	(114)	197,868
Liquefied petroleum gas (LPG)	29,884	–	29,884	41,147	–	41,147
Fuels, lubricants and greases	641,678	(720)	640,958	633,035	(710)	632,325
Consumable materials and bottles for resale	58,895	(1,758)	57,137	58,126	(1,696)	56,430
Advances to suppliers	106,650	–	106,650	89,103	–	89,103
Properties for resale	31,661	–	31,661	32,646	–	32,646

	1,333,499	(14,530)	1,318,969	1,327,257	(17,125)	1,310,132

Movements in the provision for losses are as follows:

Balance as of December 31, 2011	17,125
Recoveries of net realizable value adjustment	(3,096)
Additions of obsolescence and other losses	501

Balance as of March 31, 2012	14,530

The breakdown of provisions for losses related to inventories is shown in the table below:

	03/31/2012	12/31/2011

Net realizable value adjustment	10,455	13,551

Obsolescence and other losses	4,075	3,574

Total	14,530	17,125

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

7.    Recoverable taxes

Recoverable taxes are substantially represented by credit balances of ICMS (state VAT in Brazil), Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	00000000000000	00000000000000	00000000000000	00000000000000
	Parent		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011

IRPJ and CSLL	91,480	88,591	169,039	177,244
ICMS	-	-	184,764	178,202
Provision for ICMS losses (*)	-	-	(55,502)	(41,146)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.t)	-	-	(1,287)	(3,007)
PIS and COFINS	-	21	199,012	211,332
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico and Oxiteno Andina	-	-	22,553	19,513
IPI	-	-	5,357	3,552
Other	-	-	6,849	6,216

Total	91,480	88,612	530,785	551,906

Current	46,666	48,706	438,420	470,511

Non-current	44,814	39,906	92,365	81,395

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

xxxxxxxxx
Balance as of December 31, 2011	41,146
Additions	14,610
Write-offs	(254)

Balance as of March 31, 2012	55,502

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

8.    Related parties

a. Related parties

	Parent
	Assets			Financial income
	Loans	Debentures	Total

Ipiranga Produtos de Petróleo S.A.	-	750,000	750,000	28,964

Total as of March 31, 2012	-	750,000	750,000	28,964

Total as of December 31, 2011	3,822	775,709	779,531

Total as of March 31, 2011				31,060

In March 2009, Ipiranga made its second issuance of debentures (the first private issuance) in a single series of 108 debentures at each face value of R$ 10,000,000.00, nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semestrally remuneration linked to CDI.

	Consolidated
	Loans		Commercial transactions
	Assets	Liabilities	Receivable[1]	Payable[1]

Braskem S.A. (*)	-	-	-	9,090
Copagaz Distribuidora de Gas Ltda.	-	-	317	-
Liquigás Distribuidora S.A.	-	-	294	-
Oxicap Indústria de Gases Ltda.	10,368	-	-	1,187
Petróleo Brasileiro S.A. – Petrobras (*)	-	-	-	369,651
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Braskem Qpar S.A. (*)	-	-	-	2,657
Refinaria de Petróleo Riograndense S.A. (**)	-	-	-	364
SHV Gás Brasil Ltda.	-	-	90	-
Other	491	826	135	-

Total as of March 31, 2012	10,859	3,872	836	382,949
Total as of December 31, 2011	10,144	3,971	937	409,985

1 Included in “trade accounts receivable” and “trade payables”, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Commercial transactions
	Sales	Purchases

Braskem S.A. (*)	7,029	227,553
Copagaz Distribuidora de Gas Ltda.	931	-
Liquigás Distribuidora S.A.	1,271	-
Oxicap Indústria de Gases Ltda.	2	3,290
Petróleo Brasileiro S.A. – Petrobras (*)	5,560	8,139,518
Braskem Qpar S.A. (*)	459	42,548
Refinaria de Petróleo Riograndense S.A. (**)	-	5,527
Servgás Distribuidora de Gas S.A.	275	-
SHV Gás Brasil Ltda.	304	-

Total as of March 31, 2012	15,831	8,418,436

Total as of March 31, 2011	34,836	6,669,467

(*)	See Note 15 for further information on the relationship of these suppliers with the Company and its subsidiaries.
(**)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.i). Borrowing arrangements are contracted in light of temporary cash surpluses or deficits of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b. Key management personnel - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and compensating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility and his position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefits; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about stock compensation are contained in Note 8.c) and about post employment benefits in Note 24.b). In addition, the Company has a long-term variable remuneration plan with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives. Ultrapar´ executive officers are entitled additional variable compensation relating to the Company’s shares’ performance between 2006 and 2011, reflecting the target of more than doubling the share value of the Company in 5 years.

As of March 31, 2012, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and executive officers) in the amount of R$ 7,749 (R$ 6,667 as of March 31, 2011). Out of this total, R$ 6,647 relates to short-term compensation (R$ 5,537 as of March 31, 2011), R$ 808 to stock compensation (R$ 808 as of March 31, 2011) and R$ 294 (R$ 322 as of March 31, 2011) to post-employment benefits. In addition to the above amounts, the Company accrued, as of March 31, 2011, R$ 15,600 related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c. Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial grant of usufruct of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial grant, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount granted to executives until March 31, 2012, including tax charges, was R$ 44,436 (R$ 44,436 until 2011). Such amount is being amortized over a period of five to ten years after the award, and the amortization for the period ended on March 31, 2012 in the amount of R$ 1,722 (R$ 1,501 as of March 31, 2011) was recorded as a general and administrative expense. The values of the awards were determined on the date of grant based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares granted to executives of the Company:

		Vesting	Market price of shares on	Total	Accumulated recognized compensation	Accumulated unrecognized compensation costs
Date of award	Restricted shares granted	period	the grant date of the	compensation costs, including taxes
			award (in R$)		costs

December 14, 2011	120,000	5 to 7 years	31.85	5,272	(298)	4,974
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(2,311)	7,291
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(2,836)	4,319
October 8, 2008	696,000	5 to 7 years	9.99	9,593	(5,702)	3,891
December 12, 2007	160,000	5 to 7 years	16.17	3,570	(2,627)	943
November 9, 2006	207,200	10 years	11.62	3,322	(1,800)	1,522
December 14, 2005	93,600	10 years	8.21	1,060	(671)	389
October 4, 2004	167,900	10 years	10.20	2,361	(1,771)	590
December 18, 2003	239,200	10 years	7.58	2,501	(2,084)	417

	2,193,900			44,436	(20,100)	24,336

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

9.    Income and social contribution taxes

a.     Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income and social contribution taxes are recorded under the following main categories:

	Parent		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011

Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	-	-	27,182	22,645
Provisions for tax, civil and labor litigation	65	690	105,209	105,160
Provision for post-employment benefit (see Note 24.b)	-	-	33,244	31,594
Provision for differences between cash and accrual basis	-	-	21,761	2,500
Provision for goodwill paid on investments (see Note 13)	-	-	199,134	220,668
Provision for assets retirement obligation	-	-	13,407	13,067
Other provisions	-	-	61,064	61,494
Tax losses and negative basis for social contribution to offset (d)	-	-	51,528	53,007

Total	65	690	512,529	510,135

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	3,327	3,379
Lease	-	-	6,662	6,644
Provision for adjustments between cash and accrual basis	-	-	38,778	22,071
Provision for negative goodwill	-	-	810	810
Temporary differences of foreign subsidiaries	-	-	2,557	871
Other provisions	-	-	1,246	4,205

Total	-	-	53,380	37,980

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

	XXXXXXXX	XXXXXXXX
	Parent	Consolidated

Up to 1 year	-	161,080
From 1 to 2 years	31	126,014
From 2 to 3 years	-	58,337
From 3 to 5 years	34	61,275
From 5 to 7 years	-	59,172
From 7 to 10 years	-	46,651

	65	512,529

b.     Reconciliation of income and social contribution taxes

Income and social contribution taxes are reconciled to the full tax rates as follows:

	Parent		Consolidated
	03/31/2012	03/31/2011	03/31/2012	03/31/2011

Income before taxes and equity in income of subsidiaries and affiliates	7,909	6,632	275,116	267,601
Full tax rates - %	34	34	34	34

Income and social contribution taxes at the official tax rates	(2,689)	(2,255)	(93,539)	(90,984)

Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	-	-	(1,994)	5,977
Adjustment to estimated income	-	-	4,536	5,962
Other adjustments	6	6	(1,390)	(2,433)

Income and social contribution taxes before tax incentives	(2,683)	(2,249)	(92,387)	(81,478)

Tax incentives - SUDENE	-	-	8,716	7,933

Income and social contribution taxes in the income statement	(2,683)	(2,249)	(83,671)	(73,545)

Current	(2,058)	(2,265)	(78,841)	(61,136)
Deferred	(625)	16	(13,546)	(20,342)
Tax incentives - SUDENE	-	-	8,716	7,933

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.     Tax incentives - SUDENE

The following subsidiaries are entitled to partial income tax exemption under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2020

The subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) has requests under analysis relating to its Camaçari plant, which, once approved, would represent a reduction of 100% of its income tax retroactively to January 1, 2012.

d.     Income and social contribution taxes carryforwards

The Company and its subsidiaries have net operating loss carryforwards (income tax) amounting to R$ 153,948 (R$ 158,437 as of December 31, 2011) and negative basis of CSLL of R$ 144,905 (R$ 148,861 as of December 31, 2011), of which use is limited to 30% of taxable income of period and that do not expire.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

10.     Prepaid expenses (Consolidated)

	03/31/2012	12/31/2011

Rents	51,079	49,937
Stock compensation plan, net (see Note 8.c)	19,737	21,066
Software maintenance	15,230	16,233
Insurance premiums	12,124	10,149
Advertising and publicity	22,359	3,589
Purchases of meal and transportation tickets	4,487	4,670
Taxes and other prepaid expenses	6,874	3,775

	131,890	109,419

Current	65,173	40,221

Non-current	66,717	69,198

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

11.     Investments

a.             Subsidiaries (Parent company)

	March 31, 2012

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	829,679	2,944,622	7,541,318	215,646
Liabilities	29,718	704,637	5,315,999	162,890
Shareholders’ equity adjusted for intercompany unrealized profits - R$	799,961	2,240,060	2,225,319	52,756
Net revenue from sales and services	-	215,289	10,750,608	30,496
Net income after adjustment for unrealized profits - R$	19,078	32,141	132,538	3,448

	December 31, 2011

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	810,547	2,927,945	7,773,605	198,991
Liabilities	29,664	721,148	5,489,165	142,058
Shareholders’ equity adjusted for intercompany unrealized profits - R$	780,883	2,206,872	2,284,440	56,933

	March 31, 2011

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Net revenue from sales and services	-	188,391	9,275,896	137,182
Net income after adjustment for unrealized profits - R$	16,165	28,998	142,820	1,954

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	Investments		Equity in income
	03/31/2012	12/31/2011	03/31/2012	03/31/2011

Ipiranga Produtos de Petróleo S.A.	2,225,319	2,284,440	132,538	142,820
Oxiteno S.A. Indústria e Comércio	2,240,060	2,206,872	32,141	28,998
Ultracargo – Operações Logísticas e Participações Ltda.	799,961	780,883	19,078	16,165
Refinaria de Petróleo Riograndense S.A.	17,517	18,904	1,045	649

	5,282,857	5,291,099	184,802	188,632

The table below summarizes the 33% interest in RPR attributed to the Company:

	03/31/2012	12/31/2011

Current assets	42,080	37,385
Non-current assets	29,523	28,688

Current liabilities	18,439	11,850
Non-current liabilities	35,647	35,319

Shareholders’ equity	17,517	18,904

	03/31/2012	03/31/2011

Net revenue from sales and services	10,126	45,550
Costs and operating expenses	(8,249)	(44,385)

Operating income	1,877	1,165
Net financial income and income and social contribution taxes	(732)	(516)

Net income	1,145	649

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.             Associates (Consolidated)

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Movements in investments:

Balance as of December 31, 2011	6,828	2,105	3,693	12,626
Share of profit of affiliates	36	(9)	(51)	(24)

Balance as of March 31, 2012	6,864	2,096	3,642	12,602

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the petrochemical complex in Mauá.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in the manufacture, marketing and processing of chemicals. The operations of this affiliated company are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers, and in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of these two affiliated companies are currently suspended.

In the consolidated interim financial information, the investment of subsidiary Oxiteno S.A. in the affiliate Oxicap is valued by the equity method of accounting based on its information as of February 29, 2012, while the other affiliates are valued based on the interim financial information as of March 31, 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	03/31/2012

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	6,852	11,634	873	254	24
Non-current assets	21,741	92,095	8,636	885	3,174
Current liabilities	805	5,454	1	19	111
Non-current liabilities	332	89,892	2,226	1,708	4,263
Shareholders’ equity	27,456	8,383	7,282	(588)	(1,176)
Net revenue from sales and services	1,134	7,665	-	-	-
Costs and operating expenses	(906)	(7,662)	(42)	(42)	42
Net financial income and income and social contribution taxes	60	(39)	(59)	2	(9)
Net income	142	(36)	(101)	(40)	33

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

	12/31/2011

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	6,282	11,049	774	332	25
Non-current assets	22,032	93,310	8,836	842	3,132
Current liabilities	668	6,638	-	13	61
Non-current liabilities	332	89,301	2,226	1,708	4,304
Shareholders’ equity	27,314	8,420	7,384	(547)	(1,208)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

	03/31/2011

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Net revenue from sales and services	961	6,911	-	-	-
Costs and operating expenses	(949)	(6,640)	(13)	(29)	46
Net financial income and income and social contribution taxes	79	27	12	13	(9)
Net income	91	298	(1)	(16)	37

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

12.    Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average term of depreciation (years)	Balance as of December 31, 2011	Additions	Deprecia- tion	Transfer	Write-offs	Exchange rate variation	Balance as of March 31, 2012
Cost:
Land	-	356,012	-	-	3,985	(1,946)	138	358,189
Buildings	28	1,098,278	1,022	-	12,479	(10,825)	623	1,101,577
Leasehold improvements	12	405,054	1,335	-	11,252	(148)	(2)	417,491
Machinery and equipment	12	3,178,694	22,740	-	27,099	(1,288)	1,890	3,229,135
Automotive fuel/lubricant distribution equipment and facilities	14	1,639,532	28,984	-	29,099	(2,484)	-	1,695,131
LPG tanks and bottles	12	415,905	17,608	-	-	(5,978)	-	427,535
Vehicles	8	192,163	2,557	-	3,036	(4,942)	19	192,833
Furniture and utensils	7	110,806	479	-	164	(12)	191	111,628
Construction in progress	-	232,054	79,581	-	(81,865)	(4)	15	229,781
Advances to suppliers	-	11,482	5,808	-	(6,526)	-	-	10,764
Imports in progress	-	166	18	-	(105)	-	-	79
IT equipment	5	187,070	1,108	-	1,388	(962)	64	188,668

		7,827,216	161,240	-	6	(28,589)	2,938	7,962,811

Accumulated depreciation:
Buildings		(465,608)	-	(9,112)	(38)	4,292	(242)	(470,708)
Leasehold improvements		(212,492)	-	(6,240)	16	131	-	(218,585)
Machinery and equipment		(1,443,487)	-	(50,568)	-	71	(2,643)	(1,496,627)
Automotive fuel/lubricant distribution equipment and facilities		(892,860)	-	(22,572)	22	2,037	-	(913,373)
LPG tanks and bottles		(205,213)	-	(6,143)	-	2,173	-	(209,183)
Vehicles		(96,127)	-	(1,923)	-	3,734	(26)	(94,342)
Furniture and utensils		(74,338)	-	(2,166)	-	12	(166)	(76,658)
IT equipment		(156,488)	-	(3,071)	(6)	955	(50)	(158,660)

		(3,546,613)	-	(101,795)	(6)	13,405	(3,127)	(3,638,136)

Provision for loss:
Land		(197)	-	-	-	-	-	(197)
Machinery and equipment		(1,475)	-	-	-	-	-	(1,475)

		(1,672)	-	-	-	-	-	(1,672)

Net amount		4,278,931	161,240	(101,795)	-	(15,184)	(189)	4,323,003

Construction in progress relates substantially to expansions and renovations in industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of gas stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

13.    Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total

Balance as of December 31, 2011	705,989	84,790	15,600	11,917	717,068	3,813	1,539,177
Additions	-	8,032	-	-	68,997	98	77,127
Write-offs	-	-	-	-	-	(5)	(5)
Transferences	-	-	-	-	19	(19)	-
Amortization	-	(7,292)	(1,528)	(137)	(54,545)	(17)	(63,519)
Exchange rate	-	333	-	-	-	(14)	319

Balance as of March 31, 2012	705,989	85,863	14,072	11,780	731,539	3,856	1,553,099

Weighted average term of amortization (years)	-	5	5	30	5	7

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	03/31/2012	12/31/2011
Goodwill on the acquisition of:
Ipirangad	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
DNP	24,736	24,736
Repsol	13,403	13,403
Other	2,278	2,278

	705,989	705,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

On December 31, 2011 the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs.

The evaluation of the value in use is calculated for a period of five years, and from then, considering the possibility of carrying the business on indefinitely, perpetuity.

The growth and discount rates used to extrapolate the projections as of December 31, 2011, over the five year period ranged from 0% to 8% and 10.5% to 28.2%, respectively, depending on the CGU analyzed.

The Company’s balances of goodwill test did not result in the recognition of impairment for the year ended December 31, 2011.

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica. Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Commercial property rights include those described below:

•

On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•

In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for another 20 years, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storaging, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Market rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus disbursements are recorded when incurred and recognized as an expense in the income statement over the term of the agreement, typically 5 years.

The amortization expenses were recognized in the income statements, as shown below:

	03/31/2012	03/31/2011

Cost of products and services sold	3,508	2,222
Selling and marketing	53,509	41,412
General and administrative	6,502	5,510

	63,519	49,144

Research & development expenses are recorded in the income statements and amounted to R$ 5,381 as of March 31, 2012 (R$ 5,120 as of March 31, 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

14.    Loans, debentures and finance leases (Consolidated)

a.	Composition

Description	03/31/2012	12/31/2011	Index/Currency	Weighted average financial charges 03/31/2012 - % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b)	461,332	466,197	US$	+7.2	2015
Advances on foreign exchange contracts	114,242	125,813	US$	+2.0	< 341 days
Foreign loan (c)	109,222	111,868	US$ + LIBOR (i)	+1.0	2014
BNDES (d)	66,003	72,869	US$	+5.6	2012 to 2018
Foreign currency advances delivered	56,522	45,692	US$	+1.8	< 109 days
Financial institutions	31,380	28,454	MX$ + TIIE (ii)	+1.8	2012 to 2016
Financial institutions	29,655	21,784	Bs (iii)	+12.9	2012 to 2014
FINIMP	868	878	US$	+7.0	2012
BNDES (d)	294	-	UMBNDES (iv)	+6.9	2016

Subtotal	869,518	873,555

Local currency:
Banco do Brasil – fixed (e)	1,846,914	2,208,109	R$	+11.9	2012 to 2015
Debentures - 4th issuance (f)	793,016	-	CDI	108.2	2015
BNDES (d)	842,038	890,865	TJLP (v)	+3.0	2012 to 2019
Banco do Brasil – floating (e)	573,627	213,055	CDI	101.3	2014
Debentures - 3th issuance (f)	206,159	1,002,451	CDI	108.5	2012
Loan – MaxFácil	88,489	86,364	CDI	100.0	2012
Banco do Nordeste do Brasil	82,796	86,108	R$	+8.5 (vii)	2018
BNDES (d)	55,977	57,626	R$	+5.8	2015 to 2021
Finance leases (g)	42,045	42,356	IGP-M (vi)	+5.6	2031
FINEP	39,863	45,647	TJLP (v)	+0.5	2013 to 2014
Debentures – RPR (f)	19,657	19,102	CDI	118.0	2014
FINEP	10,900	10,904	R$	+4.0	2019 to 2021
FINAME	1,683	2,106	TJLP (v)	+2.7	2012 to 2013
Fixed finance leases (g)	1,088	1,297	R$	+14.7	2012 to 2014

Subtotal	4,604,252	4,665,990

Currency and interest rate hedging instruments	21,844	22,089

Total	5,495,614	5,561,634

Current	1,662,671	2,304,999

Non-current	3,832,943	3,256,635

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.

(iii)	Bs = Venezuelan Bolivares Fortes.

(iv)

UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of March 2012, 97% of this composition reflected the U.S. dollar.

(v)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On March 31, 2012, TJLP was fixed at 6% p.a.

(vi)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(vii)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On March 31, 2012, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term amounts break down by maturities as follows:

	03/31/2012	12/31/2011

From 1 to 2 years	1,189,932	1,214,029
From 2 to 3 years	1,471,506	879,137
From 3 to 4 years	985,897	976,172
From 4 to 5 years	93,832	93,970
More than 5 years	91,776	93,327

	3,832,943	3,256,635

As provided in IAS 39, the transaction costs and issue premiums associated with borrowings by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.h).

The Company’s management contracted hedging against foreign exchange and interest rate changes for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and an interest of 7.2% p.a., paid semiannually, with the first payment due in June 2006. The issue price was 98.7% of the face value of the note, which represented a total return of 7.4% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and the subsidiaries above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•

Required resolution of the Board of Directors for transactions with the Company’ direct or indirect controlling parties, or their subsidiaries, in an amount exceeding US$ 15 million (except for transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.	Foreign loan

The subsidiary Oxiteno Overseas Corp. has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.0% p.a. The Company, through its subsidiary Cia. Ultragaz, contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the foreign loan, some obligations other than those in Note 14.b) must be maintained by the Company and its subsidiaries. Additionally the following restrictions are imposed on the Company:

•

Maintenance of a financial index, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the period of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

- capitalization level: shareholders’ equity / total assets equal to or above 0.30; and

- current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

e.	Banco do Brasil

The subsidiary IPP has fixed and floating loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). IPP contracted interest rate hedging instruments, thus converting the fixed charges for these loans into an average 98.8% of CDI (see Note 22). IPP designates these instruments of protection as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception.

During the first quarter of 2012 IPP renegotiated loans with original maturities in this period, in the amount of R$ 353 million, changing the maturity to January 2014 with floating charges of 103% of CDI.

These loans mature between 2012 and 2015, as follows:

Maturity	03/31/2012

Apr/12	70,400
Mar/13	635,550
May/13	376,435
Jan/14	355,013
Mar/14	218,613
May/14	380,733
May/15	383,797

2,420,541

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

f.	Debentures

•	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and the following characteristics:

Face value per unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump at final maturity
Interest:	108.2% of CDI
Payment of interest:	Annually
Renegotiation:	Not applicable

The proceeds of the issuance were used for the partial redemption of the third issuance of the debentures of the Company, with maturity in December 2012 and remuneration of 108.5% of CDI.

•

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures, after which the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. In April 2011 and March 2012, the Company made early partial redemptions of 200 debentures and 800 debentures, respectively. The debentures have annual interest payments and amortization in one single tranche at the maturity date, according to the following characteristics:

Face value per unit:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Renegotiation:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

•	In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value per unit:	R$ 1,000,000.00
Final maturity:	November 30, 2014
Payment of the face value:	Eight equal quarterly installments, starting on
March 01, 2013 and ending on November 30, 2014
Interest:	118.0% of CDI
Payment of interest:	Eight equal quarterly installments, starting on
March 01, 2013 and ending on November 30, 2014

Renegotiation:	Not applicable

The proceeds were received in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

g.	Finance leases

The subsidiary Cia. Ultragaz has a finance lease contract relating to bases for LPG bottling, maturing in April 2031.

The subsidiaries Serma – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Tropical Transportes Ipiranga Ltda. (“Tropical”) have finance lease contracts primarily related to IT equipment and vehicles for fuel transportation. These contracts have terms between 36 and 60 months.

The subsidiaries Serma and Tropical have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, recorded as of March 31, 2012 and December 31, 2011 are shown below:

	03/31/2012
	LPG bottling	IT equipment	Vehicles for fuel transportation

Equipment and intangible assets, net of depreciation and amortization	38,396	1,166	862

Financing (present value)	42,045	808	280

Current	1,435	507	269
Non-current	40,610	301	11

	12/31/2011
	LPG bottling	IT equipment	Vehicles for fuel transportation

Equipment and intangible assets, net of depreciation and amortization	39,645	1,541	865

Financing (present value)	42,356	952	345

Current	1,419	542	261
Non-current	40,937	410	84

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The future disbursements (installments), assumed under these contracts, total approximately:

	03/31/2012
	LPG bottling	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,540	578	373
From 1 to 2 years	3,540	289	14
From 2 to 3 years	3,540	30	-
From 3 to 4 years	3,540	-	-
From 4 to 5 years	3,540	-	-
More than 5 years	49,855	-	-

	67,555	897	387

	12/31/2011
	LPG bottling	IT equipment	Vehicles for fuel transportation

Up to 1 year	3,540	622	365
From 1 to 2 years	3,540	385	113
From 2 to 3 years	3,540	55	-
From 3 to 4 years	3,540	-	-
From 4 to 5 years	3,540	-	-
More than 5 years	50,740	-	-

	68,440	1,062	478

The above amounts include Services Tax (“ISS”) payable (except for disbursements for the LPG bottling and distribution bases) on the monthly installments and will be adjusted by IGP-M until the respective payment dates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

h.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2011	Incurred cost	Amortization	Balance as of March 31, 2012

Banco do Brasil (e)	0.6%	21,512	2,542	(2,395)	21,659
Debentures (f)	0.4%	6,023	6,515	(1,509)	11,029
Notes in the foreign market (b)	0.2%	3,697	-	(330)	3,367
Other	0.3%	810	-	(90)	720

Total		32,042	9,057	(4,324)	36,775

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total

Banco do Brasil (e)	13,670	5,767	1,916	306	-	21,659
Debentures (f)	4,546	3,029	3,454	-	-	11,029
Notes in the foreign market (b)	898	898	898	673	-	3,367
Other	258	294	164	4	-	720

Total	19,372	9,988	6,432	983	-	36,775

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

i.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 90,219 as of March 31, 2012 (R$ 89,231 as of December 31, 2011) and by guarantees and promissory notes in the amount of R$ 1,773,175 as of March 31, 2012 (R$ 1,841,760 as of December 31, 2011).

In addition, the Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceeding in the amount of R$ 164,417 as of March 31, 2012 (R$ 135,051 as of December 31, 2011).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 10,216 as of March 31, 2012 (R$ 11,843 as of December 31, 2011), with maturities of no more than 210 days. As of March 31, 2012, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 250 as of March 31, 2012 (R$ 286 as of December 31, 2011), which is recognized in income as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of March 31, 2012, there was no event of default of the debts of the Company and its subsidiaries.

15.    Trade payables (Consolidated)

	03/31/2012	12/31/2011

Domestic suppliers	841,922	1,024,697
Foreign suppliers	43,751	50,406

	885,673	1,075,103

The Company and its subsidiaries acquire automotive fuel and LPG from Petrobras and ethylene from Braskem and Braskem Qpar S.A. (see Note 8.a). These suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at favorable prices and terms. The loss of any major supplier or a significant reduction in product availability from those suppliers could have a significant adverse effect on the Company. The Company believes that its relationships with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

16.    Salaries and related charges (Consolidated)

	03/31/2012	12/31/2011

Salaries and related payments	4,650	5,207
Social charges	32,491	27,748
Provisions on payroll	87,328	89,167
Profit sharing, bonus and premium	85,963	144,144
Benefits	1,288	1,121
Other	1,612	958

	213,332	268,345

17.    Taxes payable (Consolidated)

	03/31/2012	12/31/2011

ICMS	66,569	55,055
PIS and COFINS	7,639	16,818
IPI	17,055	14,604
Tax Withheld at Source (IRRF)	9,935	5,180
National Institute of Social Security (INSS)	2,604	3,863
ISS	4,478	4,763
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico and Oxiteno Andina	8,841	8,340
Other	1,030	1,030

	118,151	109,653

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

18.    Provision for asset retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period (see Note 2.m).

Movements in the provision for asset retirement obligations are as follows:

Balance as of December 31, 2011	67,504
Additions (new tanks)	581
Expense with tanks removed	(279)
Accretion expense	1,026

Balance as of March 31, 2012	68,832

Current	6,219
Non-current	62,613

19.    Deferred revenue (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenue:

	03/31/2012	12/31/2011

Loyalty program “Km de Vantagens”	14,124	15,983
‘am/pm’ franchising upfront fee	12,854	12,472

	26,978	28,455

Current	18,031	19,731
Non-current	8,947	8,724

Ipiranga has a loyalty program called Km de Vantagens that rewards registered customers with points when they buy products at Ipiranga gas stations. The customers may exchange these points for discounts on products and services offered by Ipiranga’s partners. Points received by Ipiranga’s customers that may be used in the partner Multiplus Fidelidade are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in income when the points expire.

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

20.    Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on the Novo Mercado listing segment of BM&FBovespa and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”). The subscribed and paid-in capital is represented by 544,383,996 common shares without par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of March 31, 2012, there were 51,208,499 common shares outstanding abroad in the form of ADRs.

b.	Treasury shares

The Company acquired its own shares at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10 of February 14, 1980 and 268 of November 13, 1997. In the first quarter of 2012, there were no stock repurchases.

As of March 31, 2012, the interim financial information of the Company totaled 8,201,556 common shares held in treasury, acquired at an average cost of R$ 14.42 per share.

The price of shares issued by the Company as of March 31, 2012 on BM&FBovespa was R$ 40.00.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 12.97 per share. Such shares are subject of the usufruct grants to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects of the provisions created by these subsidiaries.

e.	Profit reserve

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits

Recorded in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

f.	Comprehensive income

Valuation adjustment

Valuation adjustments record the differences between the fair value and amortized cost of financial investments classified as available for sale and interest rate derivatives designated as a cash flow hedge. In all cases, the gains and losses recorded in the shareholders’ equity are included in income in case the financial instruments are prepaid.

Cumulative translation adjustments

The change in exchange rates on foreign subsidiaries (i) denominated in a currency other than the currency of the Company and (ii) that have an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

g.	Dividends payable in excess of the statutory minimum mandatory dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting. The proposed dividends payable as of December 31, 2011 in the amount of R$ 273,453 (R$ 0.51 per share), were approved by Board of Directors on February 15, 2012 having been ratified in the Ordinary General Shareholders Meeting on April 11, 2012 and paid on March 2, 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

21.    Segment information

The Company operates four main business segments: gas distribution, automotive fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the south, southeast, and northeast regions of Brazil. The automotive fuel distribution segment (Ipiranga) operates the distribution of automotive fuels and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paints & varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the southeast, and northeast regions of Brazil. The segments shown in the financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The main financial information of each of the Company’s segments can be stated as follows:

	03/31/2012	03/31/2011
Net revenue:
Ultragaz	920,449	866,408
Ipiranga	10,763,764	9,333,378
Oxiteno	646,699	548,299
Ultracargo	69,309	61,932
Others (1)	23,055	56,868
Intersegment sales	(21,906)	(60,811)

Total	12,401,370	10,806,074

Intersegment sales:
Ultragaz	227	409
Ipiranga	294	5,325
Oxiteno	-	-
Ultracargo	6,634	6,680
Others (1)	14,751	48,397

Total	21,906	60,811

Net revenue, excluding intersegment sales:
Ultragaz	920,222	865,999
Ipiranga	10,763,470	9,328,053
Oxiteno	646,699	548,299
Ultracargo	62,675	55,252
Others (1)	8,304	8,471

Total	12,401,370	10,806,074

Operating income:
Ultragaz	27,401	44,071
Ipiranga	245,967	215,528
Oxiteno	36,969	50,305
Ultracargo	24,622	21,423
Other (1)	3,028	2,649

Total	337,987	333,976

Financial revenues	66,309	85,634
Financial expenses	(129,180)	(152,009)
Share in profit of associates	(24)	126

Income before taxes	275,092	267,727

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	03/31/2012	03/31/2011
Additions to property, plant and equipment and intangible assets:
Ultragaz	43,307	53,393
Ipiranga	139,006	114,113
Oxiteno	20,771	21,128
Ultracargo	31,907	11,107
Others (1)	3,376	4,022

Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	238,367	203,763
Assets retirement obligation	(581)	(451)
Capitalized borrowing costs	(1,991)	(723)

Total investments in property, plant and equipment and intangible assets (cash flow)	235,795	202,589

	03/31/2012	03/31/2011
Depreciation and amortization charges:
Ultragaz	32,458	27,332
Ipiranga	89,116	74,369
Oxiteno	29,365	24,621
Ultracargo	8,039	7,073
Others (1)	3,113	2,517

Total	162,091	135,912

	03/31/2012	12/31/2011
Total assets:
Ultragaz	2,282,434	1,868,270
Ipiranga	5,923,731	6,633,132
Oxiteno	3,373,681	3,454,518
Ultracargo	1,123,370	1,068,780
Others (1)	699,442	718,039

Total	13,402,658	13,742,739

(1) Composed primarily of the parent company Ultrapar and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 36,903 as of March 31, 2012 (R$ 30,853 as of December 31, 2011), and in Venezuela, in the amount of R$ 18,171 as of March 31, 2012 (R$ 17,021 as of December 31, 2011).

The Company generates revenue from operations in Brazil, Mexico and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2012	03/31/2011

Net revenue:
Brazil	12,212,197	10,633,796
Mexico	29,091	26,117
Venezuela	30,351	26,908
Other Latin American countries	64,038	62,803
United States of America and Canada	29,890	26,681
Far East	14,923	9,052
Europe	9,841	12,444
Other	11,039	8,273

Total	12,401,370	10,806,074

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

22.    Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of financial assets, instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•

Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury department, with the assistance of the tax and accounting departments.

•

Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Officers.
•	The internal audit department audits the compliance with the parameters of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of March 31, 2012 and December 31, 2011:

Assets and liabilities in foreign currencies

Amounts in millions of Reais	03/31/2012	12/31/2011

Assets in foreign currency
Financial assets in foreign currency (except hedging instruments)	308.7	303.8
Foreign trade accounts receivable, net of provision for loss	148.4	134.9
Investments in foreign subsidiaries	147.0	115.3

	604.1	554.0

Liabilities in foreign currency
Financing in foreign currency	(869.2)	(873.6)
Accounts payable arising from imports , net of advances to foreign suppliers	(12.9)	(2.8)

	(882.1)	(876.4)

Foreign currency hedging instruments	294.4	348.5

Net asset position	16.4	26.1

Net liability position – RPR[1]	(0.3)	(8.3)

Net asset position – Total	16.1	17.8

(1)

Amount disclosed due to its magnitude and to RPR having independent financial management. The net liability position as of March 31, 2012 of RPR reflects the amount of R$ 0.3 million of loans in foreign currencies from BNDES.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Based on the net asset position of R$ 16.4 million in foreign currencies shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 1.6 million, of which R$ 7.1 million of losses recognized in income and R$ 8.7 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments mainly due to changes in the exchange rate on equity of foreign subsidiaries. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 1.6 million, of which R$ 7.1 million of gain recognized in income and R$ 8.7 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 2.q).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing of financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily result from financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of March 31, 2012, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the pre-fixed interest of certain debts to floating rate (CDI).

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedge instruments and accounts receivable.

Credit risk of financial institutions – Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk – The Company and its subsidiaries have financial investments in federal government bonds, limited to the Brazilian government. The Company’s policy allows application in government securities and countries classified as investment grade AAA or Aaa by specialized credit rating agencies. The volume of financial investments is subject to maximum limits by country and, therefore, requires diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Customer credit risk – Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following provisions for losses on accounts receivable:

	03/31/2012	12/31/2011

Ipiranga	104,129	101,318
Ultragaz	14,505	13,107
Oxiteno	1,458	1,415
Ultracargo	614	614

Total	120,706	116,454

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, the Company and its subsidiaries examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or associated companies, and finance such investments using cash generated from operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,663 million. Furthermore, the investment plan for 2012 totals R$ 1,088 million. On March 31, 2012, the Company and its subsidiaries had R$ 2,307 million in cash, cash equivalents, short-term and long-term financial investments (for quantitative information, see Notes 4 and 14).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the parameters of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount[1]		Fair value		Amounts payable or receivable (03/31/2012)
			03/31/2012	12/31/2011	03/31/2012	12/31/2011	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank,	Apr 2012
Receivables in U.S. dollars	HSBC, Itaú, Santander	to Dec 2015	US$ 169,8	US$ 198.9	316,1	373.3	316,1	-
Payables in CDI interest rate			US$ (169,8)	US$ (198.9)	(319,7)	(367.9)	-	319,7

Total result			-	-	(3,6)	5.4	316,1	319,7

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rates	Bradesco, Citibank,	Apr 2012	US$ 11,9	US$ 13.3	21,1	24.5	21,1	-
Payables in U.S. dollars	Itaú, Santander	to Jun 2012	US$ (11,9)	US$ (13.3)	(21,7)	(24.8)	-	21,7

Total result			-	-	(0,6)	(0.3)	21,1	21,7

c – Interest rate swaps in R$
Receivables in predetermined interest rate	Banco do Brasil	Apr 2012 to	R$1.456,5	R$1,809.5	1.865,5	2,229.4	1.865,5	-
Payables in CDI interest rate		May 2015	R$(1.456,5)	R$(1,809.5)	(1.768,0)	(2,152.5)	-	1.768,0

Total result			-	-	97,5	76.9	1.865,5	1.768,0

Total gross result					93.3	82.0	2.202,7	2.109,4

Income tax					(8.6)	(10.7)	(8,6)	-

Total net result					84.7	71.3	2.194,1	2.109,4

Positive result (see Note 4)					106.5	93.4
Negative result (see Note 14)					(21.8)	(22.1)

[1] In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Hedging instruments existing as of March 31, 2012 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of March 31, 2012, the Company and its subsidiaries had outstanding swap contracts totaling US$ 169.8 million in notional amount, of which (i) US$ 109.8 million, on average, had asset position at US$ + 5.3 p.a. and liability position at 123.8 % of CDI and (ii) US$ 60 million had asset position at US$ + LIBOR + 1.0% a.a. and liability position at 86.9% of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of March 31, 2012, these swap contracts totaled US$ 11.9 million and, on average, had an asset position at 80.1% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On March 31, 2012 these swap contracts totaled R$ 1,456.5 million of notional amount, and on average had an asset position at 11.9% p.a. and liability position at 98.8% of CDI.

Hedge accounting

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of March 31, 2012 these instruments of protection totaled R$ 1,456.5 million of notional amount (item (c) in the table above). The Company and its subsidiaries recognized a gain of R$ 8.2 million as of March 31, 2012, of which R$ 24.8 million refer to the result of instruments of protection and R$ (16.6) million refer to the fair value adjustment of the debt.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recorded as of March 31, 2012 and 2011 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	March 31, 2012
	R$ million
	Income	Shareholders’ equity

A – Exchange rate swaps receivable in U.S. dollars	(1.6)	-
B – Exchange rate swaps payable in U.S. dollars	0.8	-
C – Interest rate swaps in R$	8.2	-

Total	7.4	-

	March 31, 2011
	R$ million
	Income	Shareholders’ equity

A – Exchange rate swaps receivable in U.S. dollars	(8.4)	-
B – Exchange rate swaps payable in U.S. dollars	7.8	-
C – Interest rate swaps in R$	4.1	-
D – Interest rate swaps in U.S. dollars	(0.8)	0.8
E – NDFs (non-deliverable forwards) - RPR	(0.9)	0.9
F – Exchange rate swaps payable in U.S. dollars - RPR	(0.3)	-

Total	1.5	1.7

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged subject (debt), and considers the designation effect of interest rate hedging in Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of March 31, 2012 and December 31, 2011, are stated below:

		03/31/2012		12/31/2011
	Category	Carrying	Fair	Carrying	Fair
		value	value	value	value
Financial assets:
Cash and cash equivalents

Cash and bank deposits	Measured at fair value through income	59,753	59,753	107,600	107,600
Financial investments in local currency	Measured at fair value through income	1,338,435	1,338,435	1,668,178	1,668,178
Financial investments in foreign currency	Measured at fair value through income	-	-	15,176	15,176
Financial investments
Fixed-income securities and funds in local currency	Available for sale	511,374	511,374	631,686	631,686
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	7,193	7,193
Fixed-income securities and funds in foreign currency	Available for sale	283,646	283,646	259,091	259,091
Currency and interest rate hedging instruments	Measured at fair value through income	106,499	106,499	93,403	93,403

Total		2,306,900	2,306,900	2,782,327	2,782,327

Financial liabilities:

Financing – Banco do Brasil fixed	Measured at fair value through income	1,846,914	1,846,914	2,208,109	2,208,109
Financing	Measured at amortized cost	2,564,891	2,610,375	2,266,230	2,305,088
Debentures	Measured at amortized cost	1,018,832	1,018,418	1,021,553	1,019,727
Finance leases	Measured at amortized cost	43,133	43,133	43,653	43,653
Currency and interest rate hedging instruments	Measured at fair value through income	21,844	21,844	22,089	22,089

Total		5,495,614	5,540,684	5,561,634	5,598,666

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.
•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b), is based on the quoted prices in an active market.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 31, 2012 and December 31, 2011. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments (see Note 4), (iii) funding from Banco do Brasil that is measured at fair value through profit or loss (see Note 14.e), (iv) accounts receivable that have vendor arrangements (see Note 14.i) and Ipiranga customer financing (see Note 5), which are measured at fair value through profit or loss. Thus, accounts receivable are classified as loans and receivables and trade payables and other payables are classified as financial liabilities measured at amortized cost.

Fair value hierarchy of financial instruments

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of March 31, 2012 and December 31, 2011:

	Category	03/31/2012	Level 1	Level 2	Level 3
Financial assets:

Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	59,753	59,753	-	-
Financial investments in local currency	Measured at fair value through income	1,338,435	1,338,435	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	511,374	511,374	-	-
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	-	-
Fixed-income securities and funds in foreign currency	Available for sale	283,646	2,642	281,004	-
Currency and interest rate hedging instruments	Measured at fair value through income	106,499	-	106,499	-

Total		2,306,900	1,919,397	387,503	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	1,846,914	-	1,846,914	-
Currency and interest rate hedging instruments	Measured at fair value through income	21,844	-	21,844	-

Total		1,868,758	-	1,868,758	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

	$xxx,xxx	$xxx,xxx	$xxx,xxx	$xxx,xxx	$xxx,xxx
	Category	12/31/2011	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	107,600	107,600	-	-
Financial investments in local currency	Measured at fair value through income	1,668,178	1,668,178	-	-
Financial investments in foreign currency	Measured at fair value through income	15,176	15,176	-	-
Financial investments

Fixed-income securities and funds in local currency	Available for sale	631,686	631,686	-	-

Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	-	-

Fixed-income securities and funds in foreign currency	Available for sale	259,091	-	259,091	-

Currency and interest rate hedging instruments	Measured at fair value through income	93,403	-	93,403	-

Total		2,782,327	2,429,833	352,494	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	2,208,109	-	2,208,109	-
Currency and interest rate hedging instruments	Measured at fair value through income	22,089	-	22,089	-

Total		2,230,198	-	2,230,198	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of March 30, 2012. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.33 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, respecting the risk to which the hedge object is exposed.

Based on the balances of the hedging instruments and hedged items as of March 31, 2012, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of March 31, 2012 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

		Scenario I
	Risk	(likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	51,715	142,446	233,177
(2) Debts in dollars	appreciation	(51,715)	(142,446)	(233,177)

(1)+(2)	Net effect	-	-	-

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(125)	5,309	10,742
(4) Gross margin of Oxiteno	devaluation	125	(5,309)	(10,742)

(3)+(4)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of March 30, 2012 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed rate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Based on the three scenarios of interest rates in Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

		Scenario I
	Risk	(likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in	-	70,474	146,371
(2) Fixed rate financing	prefixed rate	-	(70,490)	(146,393)

(1)+(2)	Net effect	-	(16)	(22)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

23.    Provision, contingencies and commitments (Consolidated)

a.	Provision for tax, civil and labor litigation

The Company and its subsidiaries are involved in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance as of 12/31/2011	Additions	Write-offs	Monetary adjustments	Balance as of 03/12/2012

IRPJ and CSLL	256,165	11,496	-	4,595	272,256
PIS and COFINS	82,612	1,176	-	1,527	85,315
ICMS	73,389	316	(8,516)	1,558	66,747
INSS	14,305	73	(39)	269	14,608
Civil litigation	81,541	1,866	(1,115)	49	82,341
Labor litigation	45,145	1,458	(1,962)	271	44,912
Other	978	20	(25)	14	987

Total	554,135	16,405	(11,657)	8,283	567,166

Current	41,347				38,946
Non current	512,788				528,220

Some of the provisions above involve escrow deposits in the amount of R$ 342,501 as of March 31, 2012 (R$ 328,865 as of December 31, 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

b.	Tax litigations

More-likely-than-not contingencies

Subsidiary Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) has filed action with a motion for preliminary injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91) and maintains a provision of R$ 1,075 as of March 31, 2012 (R$ 1,058 as of December 31, 2011) to cover this contingency.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) incurred until 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,758 as of March 31, 2012 (R$ 6,707 as of December 31, 2011).

Subsidiary IPP has a pending Declaratory Judgment Action challenging the constitutionality of Law No. 9316/96, which has made CSLL nondeductible for the IRPJ calculation basis. The claim was denied in the first and second instances, and the extraordinary appeal presented is halted until the trial of a leading case by the STF. Backed by an order issued in a Provisional Remedy connected to the main action, the subsidiary made a escrow deposit for the amounts challenged and maintains a provision for this contingency in the amount of R$ 18,626 as of March 31, 2012 (R$ 18,413 as of December 31, 2011).

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. have a lawsuit for the exclusion of export revenues from the tax base for CSLL. A preliminary injunction was granted to Oxiteno Nordeste and the decision was confirmed by the lower court sentence. The subsidiary made escrow deposits of the amounts in discussion, as well as provisioned the corresponding contingency in the amount of R$ 1,097 as of March 31, 2012 (R$ 1,076 as of December 31, 2011). Although in 2010 the STF has positioned itself against the thesis, this decision is only effective between the parties involved in that lawsuit, not affecting directly the subsidiary’s lawsuit in progress. On March 30, 2012 the subsidiary Oxiteno S.A. had the lawsuit judged, with a final adverse decision that, based on the positioning of the STF, denied the extraordinary appeal filed by the subsidiary. As the subsidiary paid the CSLL in the normal course of its business since it didn’t have an injunction, there is no contingency.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into escrow deposits, as well as recording the respective provision in the amount of R$ 78,244 as of March 31, 2012 (R$ 75,636 as of December 31, 2011). The subsidiaries EMCA, Tropical, Oxiteno S.A., Cia. Ultragaz and Tequimar were denied injunctions, and currently await trial processes of appeals to reverse the decision. On May 2, 2007, a court decision granted the injunction to the subsidiary Oxiteno Nordeste; a mandatory appeal of this decision is currently pending trial. The lawsuits involving subsidiaries IPP and RPR are still pending a court decision.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayers. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 35,687, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of interest on equity. The total amount accrued is R$ 4,298 as of March 31, 2012 (R$ 4,236 as of December 31, 2011).

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits on LPG purchases against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making escrow deposits for these debits in the accumulated amount of R$ 251,067 as of March 31, 2012 (R$ 242,058 as of December 31, 2011) and have recorded a corresponding liability.

The subsidiary Oxiteno S.A. has a provision of R$ 14,714 as of March 31, 2012 (R$ 14,285 as of December 31, 2011) related to an official notification issued on the grounds of supposed undue credits of ICMS taken on invoices related to the symbolic return of materials sent to subsidiary Oxiteno Nordeste for industrialization.

IPP and its subsidiaries maintain provisions for ICMS-related contingencies mainly in connection with (a) appropriation of a credit related to the difference between the amount that served as a basis for tax withholding and the amount actually charged in the sale to end consumers, which resulted in excess ICMS withholding by refineries: R$ 3,212; (b) tax-deficiency notices for interstate sales of fuels to industrial customers without payment of ICMS due to the interpretation of Article 2 of Supplementary Law No. 87/96: R$ 11,445; (c) collection of ICMS-ST (State VAT Substitution) from distributors on interstate sales to end consumers, since there is no withholding under ICMS Agreements No. 105/92 and No. 112/93: R$ 5,300; (d) collection of ICMS on the common ground of non-payment, since there are several reasons that resulted in the tax assessments and whose rebuttal is not evident: R$ 16,447.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

Possible contingencies

The main tax claims of subsidiary IPP that are considered to pose a possible risk of loss, and based on this position, have not been provided for in the interim financial information, relate to ICMS and refer mainly to: (a) requirement of proportionate reversal of ICMS credits in view of the acquisitions of ethanol, since the product was resold at a price below the purchase price because PROÁLCOOL, a Federal Government program to encourage alcohol production determined the anticipation of financial subsidy by the distributors to the mill owners and their subsequently reimbursement by the DNC (current National Oil Agency), R$ 96,763; (b) allegedly undue credit, relating to ICMS tax credits recognized in the subsidiary´s tax books, in relation to which the Tax Authorities understand that there was no proof of origin, R$ 18,853; (c) assessments for alleged lack of tax payment, R$ 23,853; (d) assessment notices issued in Ourinhos/SP in connection with the return of ethanol loans made with tax deferral, R$ 32,791; (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credits and was suspended by a preliminary injunction granted by STF, R$ 17,052; (f) disallowance of ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is in the sense that it is possible to take credit even if there is defect in the document of the seller, provided that the transaction effectively took place, R$ 26,596; (g) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling of the product in which the Authorities believe that there is input or output without a corresponding issue of invoice, R$ 20,112; (h) assessment notices relating to the disallowance of ICMS credits legitimately appropriated by the company due to alleged non-compliance with formalities required under applicable law R$ 26,358 and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, R$ 21,342.

Subsidiary IPP has assessments invalidating the set-off of IPI credits generated by taxable inputs, whose subsequent outputs were not taxed under the protection of immunity. The non-provisioned amount of this contingency, updated as of March 31, 2012, is R$ 79,785 (R$ 78,508 as of December 31, 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

c.	Civil litigations

More-likely-than-not contingencies

The Company and its subsidiaries have provisions for the settlement of contract terms with customers and ex-service providers, as well as environmental issues, in the amount of R$ 82,341 as of March 31, 2012 (R$ 81,541 as of December 31, 2011).

Possible contingencies

Subsidiary Cia. Ultragaz is part to an administrative proceeding before the CADE (Brazilian Antitrust Authority) based on alleged anticompetitive practices in municipalities of the Triângulo Mineiro region in 2001, in which a fine in the amount of R$ 23,104 was awarded against it. The execution of such administrative decision was suspended by a court order and the credit is being discussed in court. Based on the above elements and on the opinion of its legal advisors, the management of the subsidiary has not recorded a provision for this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 43 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The Company has not recorded a provision for these cases because it believes that the likeliness of realization of this contingency is remote, and also because it has insurance coverage for the full amount in dispute.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

d.	Labor litigations

More-likely-than-not contingencies

The Company and its subsidiaries have provisions of R$ 44,912 as of March 31, 2012 (R$ 45,145 as of December 31, 2011) for labor litigation filed by former employees or employees of service providers requiring payment of employment related matters.

Possible contingencies

In 1990, the Petrochemical Workers’ Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies sited on the Petrochemical Hub of Camaçari are members, filed individual claims against the subsidiaries for the performance of the Section 4 of the Collective Labor Agreement, which provided for salary adjustments in lieu of the salary policies actually implemented. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica for recognition of the loss of effectiveness of such Section 4. The individual claims were denied. The collective dispute is currently awaiting trial by the STF. From the second half of 2010, some companies in the Camaçari Complex signed an agreement with Sindiquímica and reported the fact in the collective dispute. Based on the opinion of its legal advisors, who have reviewed the latest STF decision in the collective dispute and the position of the individual claims involving subsidiaries Oxiteno Nordeste and EMCA, the management of those subsidiaries decided that it was not necessary to record a provision as of March 31, 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

e.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimum moviment in tons per year	Maturity

Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of March 31, 2012, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to March 31, 2012 and March 31, 2011, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem.

	Minimum purchase commitment		Accumulated demand (actual)

	03/31/2012	03/31/2011	03/31/2012	03/31/2011

In tons of ethylene	56,096	36,419 (*)	57,931	37,762

(*) Adjusted for operational stoppages carried out by Braskem during the period.

Subsidiary Oxiteno S.A has an ethylene supply agreement with Braskem Qpar S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall. The subsidiary has met the minimum purchase required in the agreement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

f.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the facilities and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,509 million.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

g.	Operating lease contracts

Subsidiaries Cia. Ultragaz, Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	03/31/2012	12/31/2011

Up to 1 year	1,064	989
More than 1 year	1,140	1,005

	2,204	1,994

The total operating lease recognized as expense as of March 31, 2012 was R$ 365 (R$ 188 as of March 31, 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

24.    Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to their employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the participant’s accumulated fund within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of March 31, 2012, the Company and its subsidiaries contributed R$ 3,848 (R$ 3,560 as of March 31, 2011) to Ultraprev, which amount is recorded as expense in the income statement. The total number of employees participating in the plan as of March 31, 2012 was 7,001 active participants and 66 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the interim financial information in accordance with Resolution CVM 600/2009.

	03/31/2012	12/31/2011

Health and dental care plan	44,373	43,069
FGTS Penalty	35,547	33,346
Bonus	14,038	12,966
Life insurance	21,302	20,652

Total	115,260	110,033

Current	13,282	13,282
Non current	101,978	96,751

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

25.    Revenue from sale and services (Consolidated)

	03/31/2012	03/31/2011

Gross revenue from sale	12,629,439	11,098,546
Gross revenue from services	131,583	101,477
Sales tax	(302,704)	(347,842)
Discount and sales return	(58,425)	(43,961)
Deferred revenue (see Note 19)	1,477	(2,146)

Net revenue from sales and services	12,401,370	10,806,074

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

26.    Expenses by nature (Consolidated)

The Company opted for disclosing its consolidated income statement by function and is presenting below its breakdown by nature:

	03/31/2012	03/31/2011

Raw materials and materials for use and consumption	11,289,891	9,772,789
Freight and storage	192,858	167,528
Depreciation and amortization	162,091	135,912
Personnel expenses	293,766	281,886
Advertising and marketing	40,130	33,461
Services provided by third parties	25,490	32,379
Lease of real estate and equipment	17,510	13,297
Other expenses	49,684	46,166

Total	12,071,420	10,483,418

Classified as:
Cost of products and services sold	11,496,950	9,980,364
Selling and marketing	377,356	310,320
General and administrative	197,114	192,734

Total	12,071,420	10,483,418

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

27.    Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. As of March 31, 2012, the loss was of R$ 1,500 (gain of R$ 2,739 as of March 31,2011), primarily from disposal of property, plant and equipment.

28.    Financial income (loss)

	Parent		Consolidated
	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Financial income:
Interest on financial investments	34,537	41,210	51,910	73,385
Interest from customers	-	-	13,327	11,468
Other revenues	-	-	1,072	781

	34,537	41,210	66,309	85,634

Financial expenses:
Interest on loans	-	-	(93,898)	(93,364)
Interest on debentures	(28,406)	(36,312)	(28,960)	(36,781)
Interest on finance leases	-	-	(629)	(176)
Bank charges, IOF, and other charges	1,782	1,761	(4,448)	(3,985)
Exchange variation, net of gains and losses with derivative instruments	-	-	1,138	(9,942)
Provisions’ monetary adjustments and other expenses	(10)	(46)	(2,383)	(7,761)

	(26,634)	(34,597)	(129,180)	(152,009)

Financial income (loss)	7,903	6,613	(62,871)	(66,375)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

29.    Earnings per share (Parent and Consolidated)

The table below presents a conciliation of numerators and denominators used in computing earnings per share. As disclosed in Note 8.c), the Company sponsors a stock compensation plan.

Basic earnings per share	03/31/2012	03/31/2011

Net income of the Company	190,028	193,015

Weighted average shares outstanding (in thousands)	533,989	533,989
Basic earnings per share –R$	0.36	0.36

Diluted earnings per share	03/31/2012	03/31/2011

Net income of the Company	190,028	193,015

Weighted average shares outstanding (in thousands), including stock compensation plan	536,183	536,063
Diluted earnings per share –R$	0.35	0.36

Weighted average shares outstanding (in thousands)	03/31/2012	03/31/2011

Weighted average shares outstanding for basic per share calculation:	533,989	533,989
Dilution effect
Stock compensation plan	2,194	2,074

Weighted average shares outstanding for diluted per share calculation:	536,183	536,063

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information

(In thousands of Reais, unless otherwise stated)

30.    Subsequent event

As informed in the April 9, 2012 Market Announcement, Oxiteno acquired a specialty chemicals plant in the United States of America in the total amount of US$15 million, with no debt assumption. Oxiteno will invest approximately US$15 million in capital expenditures to retrofit the plant to its product line of specialty surfactants. The total production capacity will be 32 thousand tons per year and operations are expected to start in 2013. For further details, see the Market Announcement filed with the CVM on April 9, 2012.

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS

First Quarter 2012

(1) Selected financial information:

(R$ million)	1Q12	1Q11	4Q11	Variation 1Q12 X 1Q11	Variation 1Q12 X 4Q11

Net sales and services	12,401.4	10,806.1	12,758.4	15%	-3%

Cost of goods sold	(11,497.0)	(9,980.4)	(11,841.2)	15%	-3%

Gross profit	904.4	825.7	917.2	10%	-1%

Sales, general and administrative expenses	(574.5)	(503.1)	(592.1)	14%	-3%

Other operating income, net	9.5	8.6	25.2	11%	-62%

Income from sale of assets	(1.5)	2.7	6.0	155%	125%

Operating income	338.0	334.0	356.4	1%	-5%

Financial income (expense)	(62.9)	(66.4)	(82.5)	-5%	-24%

Equity in earnings (losses) of affiliates	(0.0)	0.1	0.1	119%	131%
Income before current and deferred income tax and social contribution	275.1	267.7	273.9	3%	0%

Income tax and social contribution	(92.4)	(81.5)	(62.5)	13%	48%

Benefit of tax holidays	8.7	7.9	9.8	10%	-11%

Net income	191.4	194.2	221.2	-1%	-13%

Net income attributable to Ultrapar	190.0	193.0	220.1	-2%	-14%
Net income attributable to non-controlling shareholders of the subsidiaries	1.4	1.2	1.1	19%	27%

EBITDA (1)	501.6	467.1	505.0	7%	-1%

Volume – LPG sales – thousand tons	403.6	381.4	415.8	6%	-3%
Volume – Fuels sales – thousand of cubic meters	5,447.1	4,898.3	5,629.2	11%	-3%
Volume – Chemicals sales – thousand tons	186.4	156.3	178.6	19%	4%

For further information on EBITDA, see note (1) on page 97.

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The accounting policies adopted by the Company and its subsidiaries are in accordance with the statements, interpretations and guidelines issued by the CPC and approved by the CVM in the process of convergence with the IFRS issued by the IASB.

The Company’s consolidated interim financial information was prepared in accordance with technical pronouncement CPC 21 and IAS 34 – Interim Financial Reporting issued by the IASB, and presented in a consistent manner with the standards issued by the CVM.

The financial information of Ultragaz, Ipiranga, Oxiteno, and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

(2) Performance Analysis:

Net sales and services: Ultrapar’s consolidated net sales and services reached R$ 12,401 million in 1Q12, up 15% over 1Q11, as a result of the sales growth in all businesses. Compared with 4Q11, Ultrapar’s net sales and services decreased by 3%, due to the seasonality between periods.

Ultragaz: In 1Q12, Ultragaz’s sales volume reached 404 thousand tons, up 6% over 1Q11, driven by the increased number of working days in 1Q12 and a 13% growth in the bulk segment, as a consequence of the economic growth, higher consumption by large customers and the acquisition of Repsol, which operated exclusively in this segment. Compared with 4Q11, sales volume decreased by 3%, mainly as a result of seasonality between periods, partially offset by the growth in the bulk segment. Ultragaz’s net sales and services totaled R$ 920 million in 1Q12, up 6% over 1Q11, in line with the variation in sales volume. Compared with 4Q11, Ultragaz’s net sales and services decreased by 4%, mainly due to lower seasonal volume.

Ipiranga: Ipiranga’s sales volume totaled 5,447 thousand cubic meters in 1Q12, up 11% over 1Q11. In 1Q12, sales volume of fuels for light vehicles increased 7%, due to the growth in the vehicle fleet and investments made towards network expansion, partially offset by a greater share of gasoline in the sales mix, as a consequence of the lower availability and competitiveness of ethanol over the past 12 months. Excluding the effect of increased share of gasoline in the sales mix, volume of fuels for light vehicles would have increased 9% compared to 1Q11. The volume of diesel increased by 15% compared to 1Q11, due to investments to capture new clients, growth of the Brazilian economy and the increased number of working days in 1Q12. Compared with 4Q11, total sales decreased 3%, mainly due to seasonality between periods. Ipiranga’s net sales and services totaled R$ 10,764 million in 1Q12, up 15% over 1Q11, mainly due to higher sales volume, fluctuation of anhydrous and hydrated ethanol costs and increased share of gasoline in the sales mix, as a consequence of the lower availability and competitiveness of ethanol. Compared with 4Q11, Ipiranga’s net sales and services decreased by 3%, mainly as a result of seasonally lower volume.

Oxiteno: Oxiteno’s sales volume totaled 186 thousand tons, up 19% over 1Q11. In the Brazilian market, sales volume grew by 24% (26 thousand tons), as a consequence of higher sales of glycols and non-scheduled stoppages in the Camaçari petrochemical complex in 1Q11, a consequence of energy blackouts in the Northeast in early 2011. Sales of specialty chemicals in the domestic market increased by 1%, resuming growth after three quarters of inventory adjustments of Oxiteno’s customers to the lower growth of the Brazilian economy. In the international market, sales volume increased by 8% (4 thousand tons), mainly due to higher sales of glycols. In relation to 4Q11, the sales volume was 4% higher (8 thousand tons), mainly as a consequence of higher sales of glycols, partially offset by the seasonality between quarters. Oxiteno’s net sales and services totaled R$ 647 million in 1Q12, up 18% over 1Q11, due to the 19% higher sales volume and a 6% weaker Real, partially offset by a 7% lower average dollar prices, reflecting extraordinarily favorable sales mix in 1Q11 and the increased participation of glycols in 1Q12, with lower prices. Compared with 4Q11, net sales and services decreased 2%, due to the 5% lower average dollar prices, mainly as a result of the decrease in international glycols prices, partially offset by increased sales volume.

Ultracargo: In 1Q12, Ultracargo’s average storage increased by 5% compared to 1Q11, with higher occupancy at the Santos terminal, due to higher ethanol handling. Compared with 4Q11, the average storage decreased by 6%, due to seasonality between periods. Ultracargo’s net sales and services totaled R$ 69 million in 1Q12, up 12% over 1Q11, mainly due to the increased average storage and tariff adjustments. Compared with 4Q11, net sales and services increased 1%, despite a 6% lower volume, due to the mix of handled products and contracts.

Cost of goods sold: Ultrapar’s costs of goods sold amounted to R$ 11,497 million in 1Q12, up 15% over 1Q11, due to the higher cost of goods sold in all businesses. Compared with 4Q11, Ultrapar’s costs of goods sold decreased by 3%, mainly due to seasonality between periods.

Ultragaz: Ultragaz’s cost of goods sold totaled R$ 794 million in 1Q12, an 8% increase over 1Q11, mainly due to higher sales volume and the effects of inflation on freight and personnel costs. Compared with 4Q11, Ultragaz’s cost of goods sold decreased by 4%, mainly due to lower seasonal volume and non-recurring costs related to the integration of Repsol and contingencies in 4Q11.

Ipiranga: Ipiranga’s cost of goods sold totaled R$ 10,151 million in 1Q12, up 15% over 1Q11, due to higher sales volume, increased costs of anhydrous and hydrated ethanol and increased share of gasoline in the sales mix. Compared with 4Q11, Ipiranga’s cost of goods sold decreased by 3%, mainly due to seasonally lower volume.

Oxiteno: Oxiteno’s cost of goods sold in 1Q12 totaled R$ 527 million, a 26% increase from 1Q11, mainly due to 19% higher sales volume and a 6% weaker Real. Compared with 4Q11, Oxiteno’s cost of goods sold was practically stable, with the 4% higher sales volume offset by a 2% stronger Real.

Ultracargo: Ultracargo’s cost of services provided totaled R$ 28 million in 1Q12, up 7% over 1Q11, mainly due to the increased handling of products. Compared with 4Q11, Ultracargo’s cost of services provided decreased by 8%, mainly due to seasonally lower volume.

Gross profit: The gross profit of Ultrapar amounted to R$ 904 million in 1Q12, up 10% over 1Q11, as a consequence of the growth in the gross profit of Ipiranga and Ultracargo. Compared with 4Q11, Ultrapar’s gross profit decreased by 1%, as a result of seasonality between periods.

Sales, general and administrative expenses: Ultrapar’s sales, general and administrative expenses totaled R$ 574 million in 1Q12, up 14% over 1Q11. Compared with 4Q11, Ultrapar’s sales, general and administrative expenses decreased by 3%.

Ultragaz: Ultragaz’s sales, general and administrative expenses totaled R$ 98 million in 1Q12, up 15% over 1Q11, mainly due to (i) higher sales volume and (ii) the effects of inflation on personnel and freight costs. Compared with 4Q11, Ultragaz’s sales, general and administrative expenses decreased by 12%, mainly due to non-recurring expenses related to the integration of Repsol and contingencies in 4Q11.

Ipiranga: Ipiranga’s sales, general and administrative expenses totaled R$ 380 million in 1Q12, an 18% increase from 1Q11, mainly due to (i) higher sales volume, (ii) R$ 14 million expenses related to the return of the Ipiranga brand to the Midwest, Northeast, and North regions of Brazil, (iii) the effects of inflation on expenses, (iv) higher expenses with advertising and marketing and (v) the expansion of the distribution network. Compared with 4Q11, Ipiranga’s sales, general and administrative expenses increased by 3%, mainly due to higher expenses with advertising and marketing, partially offset by seasonally lower volume.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 85 million in 1Q12, up 6% over 1Q11, due to increased volume sold and higher logistics expenses per unit, partially offset by lower variable compensation. Compared with 4Q11, Oxiteno’s sales, general and administrative expenses decreased by 6%, mainly due to lower variable compensation.

Ultracargo: Ultracargo’s sales, general and administrative expenses totaled R$ 17 million in 1Q12, up 10% over 1Q11, mainly due to higher personnel expenses, resulting from the effects of inflation, and the increased workforce related to the expansion of the company. Compared with 4Q11, Ultracargo’s sales, general and administrative expenses decreased by 6%, mainly due to higher variable compensation in 4Q11.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 1Q12 amounted to R$ 162 million, a 19% increase from 1Q11, as a result of higher investments made mainly in Ipiranga. Compared with 4Q11, Ultrapar’s depreciation and amortization costs and expenses increased by 5%.

Operating income: Ultrapar’s operating income amounted to R$ 338 million in 1Q12, up 1% over 1Q11, as a consequence of the increase seen in the operating income of Ipiranga and Ultracargo. Compared with 4Q11 Ultrapar’s operating income decreased by 5%, mainly as a result of seasonality between periods.

Financial income (expense): Ultrapar reported R$ 63 million of net financial expense in 1Q12, down R$ 4 million and R$ 20 million over the net financial expense in 1Q11 and 4Q11, respectively, mainly due to the reduction of the CDI and the effects of exchange rate fluctuations in the periods. At the end of 1Q12, net debt totaled R$ 3,189 million, corresponding to 1.6 times EBITDA for the last 12 months, compared with a ratio of 1.4 times in 1Q11 and 4Q11.

Income tax and social contribution / Benefit of tax holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 84 million, compared with expenses of R$ 74 million in 1Q11, mainly as a result of a higher pre-tax profit in 1Q12. Compared with 4Q11, income tax and social contribution expenses, net of benefit of tax holidays increased by 59%, due to higher tax credits in 4Q11.

Net earnings: Ultrapar’s net earnings reached R$ 191 million in 1Q12, down 1% from 1Q11, mainly due to higher depreciation and amortization costs and expenses in 1Q12 and expenses related to the return of the Ipiranga brand to the Midwest, Northeast and North regions of Brazil, partially offset by the increased EBITDA. Compared with 4Q11, net earnings decreased by 13%, mainly resulting from seasonal effects on the Ultrapar businesses.

EBITDA: Ultrapar’s consolidated EBITDA totaled R$ 502 million in 1Q12, up 7% over 1Q11, due to the EBITDA growth in Ipiranga and Ultracargo. Excluding expenses of R$ 14 million related to the return of the Ipiranga brand to the Midwest, Northeast and North regions of Brazil, Ultrapar’s EBITDA would have increased 10% over 1Q11. Compared with 4Q11, the EBITDA was practically stable.

Ultragaz: Ultragaz’s EBITDA totaled of R$ 62 million in 1Q12, down 15% from 1Q11, mainly due to the effects of inflation on costs and expenses. Compared with 4Q11, Ultragaz’s EBITDA increased by 21%, mainly due to the non-recurring effects related to the integration of Repsol and contingencies in 4Q11.

Ipiranga: Ipiranga’s EBITDA amounted to R$ 337 million in 1Q12, up 18% over 1Q11, amount that includes expenses of R$ 14 million related to the return of the Ipiranga brand to the Midwest, Northeast, and North regions of Brazil. Excluding this effect, Ipiranga’s EBITDA would have totaled R$ 351 million in 1Q12, up 23% over 1Q11, equivalent to a unit EBITDA margin of R$ 64/m³, mainly as a result of the higher sales volume and an improved sales mix, with a greater share of gasoline. Compared with 4Q11, Ipiranga’s EBITDA decreased by 2%, mainly due to seasonality.

Oxiteno: Oxiteno’s EBITDA totaled R$ 64 million in 1Q12, or US$195/ton, a 14% reduction compared to 1Q11, mainly due to the extraordinarily favorable sales mix in 1Q11 and lower prices of glycol in the international market in 1Q12. Compared with 4Q11, Oxiteno’s EBITDA decreased by 19%, mainly due to lower average dollar prices and a 2% stronger Real.

Ultracargo: Ultracargo’s EBITDA totaled R$ 33 million in 1Q12, up 15% over 1Q11, mainly due to increased average storage at its terminals. Compared with 4Q11, Ultracargo’s EBITDA increased by 13%, mainly as a result of lower costs and expenses in 1Q12 and the mix of handled products and contracts.

        EBITDA

R$ million	1Q12	1Q11	4Q11	Variation 1Q12 X 1Q11	Variation 1Q12 X 4Q11
Ultrapar	501.6	467.1	505.0	7%	-1%
Ultragaz	61.7	72.6	51.1	-15%	21%
Ipiranga	336.8	286.5	342.0	18%	-2%
Oxiteno	64.3	74.5	79.5	-14%	-19%
Ultracargo	32.7	28.5	29.0	15%	13%

(1)

The purpose of including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) information is to provide a measure used by the management for internal assessment of our operating results. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. The table presented below shows the reconciliation between Ultrapar’s operating income and EBITDA.

R$ million	1Q12	1Q11	4Q11
Operating income	338.0	334.0	356.4
Depreciation and amortization	162.1	135.9	154.7
Income from sales of assets	1.5	(2.7)	(6.0)
EBITDA	501.6	467.1	505.0

Our definition of adjusted EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. In managing our business we rely on EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to EBITDA performance. Because EBITDA excludes income from sale of assets, net financial expense (income), equity in earnings of affiliates, income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, or levels of income from sale of assets, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate EBITDA in connection with covenants related to some of our financing. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under Brazilian GAAP or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these three months of 2012 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries.

São Paulo, May 2nd, 2012 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the first quarter of 2012.

Results conference call

Brazilian conference call

May 4th, 2012

10:00 a.m. (US EST)

São Paulo – SP

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International conference call

May 4th, 2012

11:30 a.m. (US EST)

Participants in the USA: 1 877 317 6776

Participants in Brazil: 0800 891 0015

Participants International: +1 412 317 6776

Code: Ultrapar

IR Contact

E-mail: invest@ultra.com.br

Telephone: + 55 11 3177 7014

Website: www.ultra.com.br

Ultrapar Participações S.A.

UGPA3 = R$ 40.00/share (03/31/12)

UGP = US$ 21.69/ADR (03/31/12)

We present in 1Q12 one more quarter of positive earnings progression, with 7% EBITDA growth. In addition, Ultrapar was recognized by two important international institutions, Fortune Magazine and World Finance, for the quality of its management and corporate governance.

➢  VOLUME AND NET REVENUES GROW IN ALL BUSINESSES

➢  ULTRAPAR’S NET REVENUES REACH R$ 12 BILLION IN 1Q12, GROWTH OF 15% OVER 1Q11

➢  ULTRAPAR EBITDA REACHES R$ 502 MILLION IN 1Q12, UP 7% OVER 1Q11

➢  ULTRAPAR IS RANKED THE 5TH MOST ADMIRED ENERGY COMPANY IN THE WORLD BY FORTUNE MAGAZINE AND IS AWARDED THE BEST CORPORATE GOVERNANCE OF BRAZIL BY WORLD FINANCE

➢  OXITENO ACQUIRES A PLANT FOR PRODUCTION OF SPECIALTY CHEMICALS IN THE UNITED STATES

“We started 2012, the year Ultrapar completes 75 years of history, with significant accomplishments and achievements, reaping the benefits of the strategy developed and implemented over the last years. In recognition of the quality of management and leadership in corporate governance, Ultrapar was ranked the 5th most admired company in the world in the energy sector by Fortune Magazine and was awarded the best corporate governance in Brazil by World Finance. In addition, we continued with Oxiteno’s expansion plan in the United States, by acquiring a plant for the production of specialty chemicals in Texas, one of the world’s most important chemical hubs, benefiting from competitive raw materials.”

Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS)

The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Summary of the 1st quarter of 2012

Ultrapar – Consolidated data	1Q12	1Q11	4Q11	Δ (%) 1Q12v1Q11	Δ (%) 1Q12v4Q11
Net sales and services	12,401	10,806	12,758	15%	(3%)
Gross profit	904	826	917	10%	(1%)
Operating profit	338	334	356	1%	(5%)
EBITDA	502	467	505	7%	(1%)
Net earnings¹	191	194	221	(1%)	(13%)
Earnings attributable to Ultrapar per share²	0.36	0.36	0.41	(1%)	(13%)

Amounts in R$ million (except for EPS)

¹ Under IFRS, net earnings include net earnings attributable to non-controlling shareholders.

2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury. Retroactively adjusted to reflect the 1:4 stock split approved in the Extraordinary Shareholders’ Meeting held on February 10th, 2011.

Ultragaz – Operational data	1Q12	1Q11	4Q11	Δ (%) 1Q12v1Q11	Δ (%) 1Q12v4Q11
Total volume (000 tons)	404	381	416	6%	(3%)
Bottled	266	260	284	3%	(6%)
Bulk	137	122	131	13%	5%

Ipiranga – Operational data	1Q12	1Q11	4Q11	Δ (%) 1Q12v1Q11	Δ (%) 1Q12v4Q11
Total volume (000 m³)	5,447	4,898	5,629	11%	(3%)
Diesel	2,977	2,587	3,102	15%	(4%)
Gasoline, ethanol and NGV	2,371	2,210	2,430	7%	(2%)
Other[3]	99	101	97	(2%)	2%

3 Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	1Q12	1Q11	4Q11	Δ (%) 1Q12v1Q11	Δ (%) 1Q12v4Q11
Total volume (000 tons)	186	156	179	19%	4%
Product mix
Specialty chemicals	151	150	150	1%	1%
Glycols	36	7	29	433%	24%
Geographical mix
Sales in Brazil	134	108	134	24%	1%
Sales outside Brazil	52	48	45	8%	16%

> 2

Ultracargo – Operational data	1Q12	1Q11	4Q11	Δ (%) 1Q12v1Q11	Δ (%) 1Q12v4Q11
Effective storage[4] (000 m3)	560	534	598	5%	(6%)

4 Monthly average

Macroeconomic indicators	1Q12	1Q11	4Q11	Δ (%) 1Q12v1Q11	Δ (%) 1Q12v4Q11
Average exchange rate (R$/US$)	1.77	1.67	1.80	6%	(2%)
Brazilian interbank interest rate (CDI)	2.5%	2.6%	2.7%
Inflation in the period (IPCA)	1.2%	2.4%	1.5%

Highlights

➢

Acquisition of plant for production of specialty chemicals in the United States – On April 9th, 2012, Ultrapar acquired, through Oxiteno, a specialty chemicals plant in Pasadena, Texas. The total acquisition value was US$ 15 million, with no debt assumption. The plant is located in one of the most important chemical hubs in the world, benefiting from attractive feedstock conditions, including competitive natural gas-based raw materials, and highly efficient logistics infrastructure. Oxiteno will invest approximately US$ 15 million in capital expenditures to retrofit the plant to its product line of specialty surfactants. The total production capacity will be 32 thousand tons per year and operations are expected to start in 2013. The existing Pasadena site infrastructure allows Oxiteno to use it as a platform for future expansions in the U.S., which is the largest surfactants market in the world.

➢

Ultrapar is recognized by important international institutions for the quality of its management and corporate governance – Ultrapar was ranked the fifth most admired energy company in the world, in the ranking World’s Most Admired Companies by Fortune Magazine. Among the criteria evaluated in this ranking, Ultrapar stood out with quality of management, innovation, financial soundness and quality of products and services. Additionally, in recognition of the quality of its corporate governance, Ultrapar received from World Finance the award for the Best Corporate Governance 2012 in Brazil, crowning the new corporate governance structure implemented in 2011.

➢

Conversion of Texaco stations to the Ipiranga brand in the Midwest, Northeast and North of Brazil – Since March 19, 2012, when Ultrapar’s restriction to use the Ipiranga brand expired, Ipiranga converted more than 1,000 Texaco service stations or approximately 85% of the network in the Midwest, Northeast and North regions of Brazil, marking the brand’s return to the region and strengthening its expansion and profitability strategy.

> 3

Executive summary of the results

During the first quarter of 2012, the Brazilian economy continued to show signs of recovery. According to the IBGE (the Brazilian Institute of Geography and Statistics), the retail sector grew by 9% in January and February compared to the same period of 2011. Specifically in relation to the automotive sector, the number of vehicles licensed in 1Q12 totaled 772 thousand, practically stable compared to 1Q11. In the international scenario, the economic instability led to a Real/dollar rate in 1Q12 weaker than that of early 2011, ending the period quoted at R$ 1.82/US$. The maintenance of less favorable outlook regarding the global economy and the declining inflation rates in Brazil contributed to the successive reductions in interest rate (SELIC) by the Central Bank, reaching a level of 9.0% in April 2012.

In 1Q12, Ultragaz presented a 6% growth in sales volume compared to 1Q11, boosted by a 13% growth in the bulk segment, resulting from the economic growth, higher consumption in the large customers segment and the acquisition of Repsol. In 1Q12, the EBITDA of Ultragaz decreased by 15% compared to 1Q11, mainly due to the effects of inflation on costs and expenses.

At Ipiranga, the continued growth of the light vehicles fleet and of the Brazilian economy, in addition to investments for the network expansion, resulted in an 11% increase in fuel sales volume over 1Q11. Excluding expenses of R$ 14 million related to the return of the Ipiranga brand to the Midwest, Northeast and North regions of Brazil, Ipiranga’s EBITDA totaled R$ 351 million in 1Q12, 23% higher than 1Q11, equivalent to a unit EBITDA margin of R$ 64/m³.

At Oxiteno, sales volume totaled 186 thousand tons, up 19% over 1Q11, with a 24% growth in the domestic market, mainly due to increased sales of glycols and non-scheduled stoppages in the Camaçari petrochemical complex in 1Q11. Oxiteno EBITDA in 1Q12 was R$ 64 million, a 14% reduction compared to 1Q11, mainly due to the exceptionally attractive sales mix in 1Q11 and lower glycols prices in the international market in 1Q12, resulting in an EBITDA margin of US$ 195/ton.

In 1Q12, Ultracargo’s average storage increased by 5% compared to 1Q11, with higher occupancy at the Santos terminal due to increased handling of ethanol. As a consequence of the increased average occupancy at its terminals. Ultracargo’s EBITDA totaled R$ 33 million in 1Q12, up 15% over 1Q11.

Ultrapar’s consolidated EBITDA totaled R$ 502 million in 1Q12, up 7% over 1Q11, due to the growth in the EBITDA of Ipiranga and Ultracargo. Net income for 1Q12 totaled R$ 191 million, 1% lower than 1Q11, mainly due to higher costs and expenses with depreciation and amortization in 1Q12, resulting from higher investments mainly in Ipiranga, and still in maturing process. Excluding expenses related to the return of the Ipiranga brand to the Midwest, Northeast and North regions of Brazil, Ultrapar’s EBITDA would have increased 10%, which would have led to an increase in net earnings.

Operational Performance

Ultragaz – In 1Q12, Ultragaz’s sales volume reached 404 thousand tons, up 6% over 1Q11, driven by the increased number of working days in 1Q12 and a 13% growth in the bulk segment, as a consequence of the economic growth, higher consumption by large customers and the acquisition of Repsol, which operated exclusively in this segment. Compared with 4Q11, sales volume decreased by 3%, mainly as a result of seasonality between periods, partially offset by the growth in the bulk segment.

Ultragaz – Sales volume (000 tons)

> 4

Ipiranga – Ipiranga’s sales volume totaled 5,447 thousand cubic meters in 1Q12, up 11% over 1Q11. In 1Q12, sales volume of fuels for light vehicles increased 7%, due to the growth in the vehicle fleet and investments made towards network expansion, partially offset by a greater share of gasoline in the sales mix, as a consequence of the lower availability and competitiveness of ethanol over the past 12 months. Excluding the effect of increased share of gasoline in the sales mix, volume of fuels for light vehicles would have increased 9% compared to 1Q11. The volume of diesel increased by 15% compared to 1Q11, due to investments to capture new clients, growth of the Brazilian economy and the increased number of working days in 1Q12. Compared with 4Q11, total sales decreased 3%, mainly due to seasonality between periods.

Ipiranga – Sales volume (000 m³)

Oxiteno – Oxiteno’s sales volume totaled 186 thousand tons, up 19% over 1Q11. In the Brazilian market, sales volume grew by 24% (26 thousand tons), as a consequence of higher sales of glycols and non-scheduled stoppages in the Camaçari petrochemical complex in 1Q11, a consequence of energy blackouts in the Northeast in early 2011. Sales of specialty chemicals in the domestic market increased by 1%, resuming growth after three quarters of inventory adjustments of Oxiteno’s customers to the lower growth of the Brazilian economy. In the international market, sales volume increased by 8% (4 thousand tons), mainly due to higher sales of glycols. In relation to 4Q11, the sales volume was 4% higher (8 thousand tons), mainly as a consequence of higher sales of glycols, partially offset by the seasonality between quarters.

Oxiteno – Sales volume (000 tons)

Ultracargo – In 1Q12, Ultracargo’s average storage increased by 5% compared to 1Q11, with higher occupancy at the Santos terminal, due to higher ethanol handling. Compared with 4Q11, the average storage decreased by 6%, due to seasonality between periods.

Ultracargo – Average storage (000 m³)

> 5

Economic-Financial Performance

Net sales and services – Ultrapar’s consolidated net sales and services reached R$ 12,401 million in 1Q12, up 15% over 1Q11, as a result of the sales growth in all businesses. Compared with 4Q11, Ultrapar’s net sales and services decreased by 3%, due to the seasonality between periods.

Net sales and services (R$ million)

Ultragaz – Ultragaz’s net sales and services totaled R$ 920 million in 1Q12, up 6% over 1Q11, in line with the variation in sales volume. Compared with 4Q11, Ultragaz’s net sales and services decreased by 4%, mainly due to lower seasonal volume.

Ipiranga – Ipiranga’s net sales and services totaled R$ 10,764 million in 1Q12, up 15% over 1Q11, mainly due to higher sales volume, fluctuation of anhydrous and hydrated ethanol costs and increased share of gasoline in the sales mix, as a consequence of the lower availability and competitiveness of ethanol. Compared with 4Q11, Ipiranga’s net sales and services decreased by 3%, mainly as a result of seasonally lower volume.

Oxiteno – Oxiteno’s net sales and services totaled R$ 647 million in 1Q12, up 18% over 1Q11, due to the 19% higher sales volume and a 6% weaker Real, partially offset by a 7% lower average dollar prices, reflecting extraordinarily favorable sales mix in 1Q11 and the increased participation of glycols in 1Q12, with lower prices. Compared with 4Q11, net sales and services decreased 2%, due to the 5% lower average dollar prices, mainly as a result of the decrease in international glycols prices, partially offset by increased sales volume.

Ultracargo – Ultracargo’s net sales and services totaled R$ 69 million in 1Q12, up 12% over 1Q11, mainly due to the increased average storage and tariff adjustments. Compared with 4Q11, net sales and services increased 1%, despite a 6% lower volume, due to the mix of handled products and contracts.

Cost of goods sold – Ultrapar’s costs of goods sold amounted to R$ 11,497 million in 1Q12, up 15% over 1Q11, due to the higher cost of goods sold in all businesses. Compared with 4Q11, Ultrapar’s costs of goods sold decreased by 3%, mainly due to seasonality between periods.

Ultragaz – Ultragaz’s cost of goods sold totaled R$ 794 million in 1Q12, an 8% increase over 1Q11, mainly due to higher sales volume and the effects of inflation on freight and personnel costs. Compared with 4Q11, Ultragaz’s cost of goods sold decreased by 4%, mainly due to lower seasonal volume and non-recurring costs related to the integration of Repsol and contingencies in 4Q11.

Ipiranga – Ipiranga’s cost of goods sold totaled R$ 10,151 million in 1Q12, up 15% over 1Q11, due to higher sales volume, increased costs of anhydrous and hydrated ethanol and increased share of gasoline in the sales mix. Compared with 4Q11, Ipiranga’s cost of goods sold decreased by 3%, mainly due to seasonally lower volume.

> 6

Oxiteno – Oxiteno’s cost of goods sold in 1Q12 totaled R$ 527 million, a 26% increase from 1Q11, mainly due to 19% higher sales volume and a 6% weaker Real. Compared with 4Q11, Oxiteno’s cost of goods sold was practically stable, with the 4% higher sales volume offset by a 2% stronger Real.

Ultracargo – Ultracargo’s cost of services provided totaled R$ 28 million in 1Q12, up 7% over 1Q11, mainly due to the increased handling of products. Compared with 4Q11, Ultracargo’s cost of services provided decreased by 8%, mainly due to seasonally lower volume.

Sales, general and administrative expenses – Ultrapar’s sales, general and administrative expenses totaled R$ 574 million in 1Q12, up 14% over 1Q11. Compared with 4Q11, Ultrapar’s sales, general and administrative expenses decreased by 3%.

Ultragaz – Ultragaz’s sales, general and administrative expenses totaled R$ 98 million in 1Q12, up 15% over 1Q11, mainly due to (i) higher sales volume and (ii) the effects of inflation on personnel and freight costs. Compared with 4Q11, Ultragaz’s sales, general and administrative expenses decreased by 12%, mainly due to non-recurring expenses related to the integration of Repsol and contingencies in 4Q11.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 380 million in 1Q12, an 18% increase from 1Q11, mainly due to (i) higher sales volume, (ii) R$ 14 million expenses related to the return of the Ipiranga brand to the Midwest, Northeast, and North regions of Brazil, (iii) the effects of inflation on expenses, (iv) higher expenses with advertising and marketing and (v) the expansion of the distribution network. Compared with 4Q11, Ipiranga’s sales, general and administrative expenses increased by 3%, mainly due to higher expenses with advertising and marketing, partially offset by seasonally lower volume.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 85 million in 1Q12, up 6% over 1Q11, due to increased volume sold and higher logistics expenses per unit, partially offset by lower variable compensation. Compared with 4Q11, Oxiteno’s sales, general and administrative expenses decreased by 6%, mainly due to lower variable compensation.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 17 million in 1Q12, up 10% over 1Q11, mainly due to higher personnel expenses, resulting from the effects of inflation, and the increased workforce related to the expansion of the company. Compared with 4Q11, Ultracargo’s sales, general and administrative expenses decreased by 6%, mainly due to higher variable compensation in 4Q11.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 502 million in 1Q12, up 7% over 1Q11, due to the EBITDA growth in Ipiranga and Ultracargo. Excluding expenses of R$ 14 million related to the return of the Ipiranga brand to the Midwest, Northeast and North regions of Brazil, Ultrapar’s EBITDA would have increased 10% over 1Q11. Compared with 4Q11, the EBITDA was practically stable.

EBITDA (R$ million)

> 7

Ultragaz – Ultragaz’s EBITDA totaled of R$ 62 million in 1Q12, down 15% from 1Q11, mainly due to the effects of inflation on costs and expenses. Compared with 4Q11, Ultragaz’s EBITDA increased by 21%, mainly due to the non-recurring effects related to the integration of Repsol and contingencies in 4Q11.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 337 million in 1Q12, up 18% over 1Q11, amount that includes expenses of R$ 14 million related to the return of the Ipiranga brand to the Midwest, Northeast, and North regions of Brazil. Excluding this effect, Ipiranga’s EBITDA would have totaled R$ 351 million in 1Q12, up 23% over 1Q11, equivalent to a unit EBITDA margin of R$ 64/m³, mainly as a result of the higher sales volume and an improved sales mix, with a greater share of gasoline. Compared with 4Q11, Ipiranga’s EBITDA decreased by 2%, mainly due to seasonality.

Oxiteno – Oxiteno’s EBITDA totaled R$ 64 million in 1Q12, or US$195/ton, a 14% reduction compared to 1Q11, mainly due to the extraordinarily favorable sales mix in 1Q11 and lower prices of glycol in the international market in 1Q12. Compared with 4Q11, Oxiteno’s EBITDA decreased by 19%, mainly due to lower average dollar prices and a 2% stronger Real.

Ultracargo – Ultracargo’s EBITDA totaled R$ 33 million in 1Q12, up 15% over 1Q11, mainly due to increased average storage at its terminals. Compared with 4Q11, Ultracargo’s EBITDA increased by 13%, mainly as a result of lower costs and expenses in 1Q12 and the mix of handled products and contracts.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 1Q12 amounted to R$ 162 million, a 19% increase from 1Q11, as a result of higher investments made mainly in Ipiranga. Compared with 4Q11, Ultrapar’s depreciation and amortization costs and expenses increased by 5%.

Financial results – Ultrapar reported R$ 63 million of net financial expense in 1Q12, down R$ 4 million and R$ 20 million over the net financial expense in 1Q11 and 4Q11, respectively, mainly due to the reduction of the CDI and the effects of exchange rate fluctuations in the periods. At the end of 1Q12, net debt totaled R$ 3,189 million, corresponding to 1.6 times EBITDA for the last 12 months, compared with a ratio of 1.4 times in 1Q11 and 4Q11.

Net Earnings – Ultrapar’s net earnings reached R$ 191 million in 1Q12, down 1% from 1Q11, mainly due to higher depreciation and amortization costs and expenses in 1Q12 and expenses related to the return of the Ipiranga brand to the Midwest, Northeast and North regions of Brazil, partially offset by the increased EBITDA. Compared with 4Q11, net earnings decreased by 13%, mainly resulting from seasonal effects on the Ultrapar businesses.

Investments – Total investments, net of disposals and repayments, amounted to R$ 204 million in 1Q12, allocated as follows:

•	At Ultragaz, R$ 41 million were directed mainly to new clients in the bulk segment and the replacement of LPG bottles.

•

At Ipiranga, R$ 112 million were invested, mainly in the conversion of unbranded service stations, new service stations, and renewal of the distribution network. Ipiranga invested R$ 130 million in property, plant and equipment and intangible assets, reduced by R$ 18 million related to repayments of financing from clients, net of new financing.

•	At Oxiteno, R$ 17 million were invested primarily in the maintenance of its production facilities.

•	Ultracargo invested R$ 30 million mainly in the expansion of 68 thousand m³ in the Santos and Aratu terminals, of which 12 thousand m³ were concluded in 1Q12.

> 8

R$ million	1Q12
Additions to fixed and intangible assets[1]
Ultragaz	41
Ipiranga	130
Oxiteno	17
Ultracargo	30
Total – additions to fixed and intangible assets[1]	222
Financing to clients² – Ipiranga	(18)
Acquisition (disposal) of equity interest	-
Total investments, net of disposals and repayments	204

¹	Includes the consolidation of Serma
²	Financing to clients is included as working capital in the Cash Flow Statement

Total investments, net of disposals and repayments

(R$ million)

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 1Q12 was R$ 45 million, 37% higher than the daily average of R$ 33 million in 1Q11, considering the combined trading on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 1Q12 quoted at R$ 40.00/share on the BM&FBOVESPA, with an accumulated appreciation of 25% in the quarter and 48% over the last 12 months. During the same periods, the Ibovespa index appreciated by 14% and depreciated by 6%, respectively. At the NYSE, Ultrapar’s shares appreciated by 26% in 1Q12 and 28% over the last 12 months, while the Dow Jones index appreciated by 8% in 1Q12 and 7% over the last 12 months. Ultrapar closed 1Q12 with a market value of R$ 22 billion, up 48% over 1Q11.

Performance of UGPA3 vs. Ibovespa – 1Q12

(Base 100)

Average daily trading volume

(R$ million)

> 9

Outlook

The consistent planning and execution, associated with the characteristics of its businesses – partly resilient and partly leveraged on the economic growth – and the implementation of the company’s new corporate governance structure, allow Ultrapar visibility to keep the growth trajectory, benefiting from investments made and from the growth of its markets. Ipiranga began its 2012 investment plan focusing on capturing the benefits from the market growth and on expansion in the Midwest, Northeast and North regions of Brazil. Oxiteno will continue to capture benefits arising from the conclusion and maturing process of investments made in capacity expansion in Brazil, in addition to continue its expansion plan in the United States, benefiting from attractive feedstock and logistics conditions. In 2012, Ultracargo will complete the expansions of the terminals in Santos and Aratu, which will result in a 10% increase in its storage capacity compared to 2011, aimed to meet the growing demand for liquid bulk storage in Brazil. At Ultragaz, economic growth and the investments made will continue to contribute to the increase in LPG sales volume, together with the company’s focus on managing costs and expenses. We will continue to be alert to acquisition opportunities in all our businesses, aiming at further growth and value creation of Ultrapar.

> 10

Forthcoming events

Conference call / Webcast: May 4th, 2012

Ultrapar will be holding a conference call for analysts on May 4th, 2012 to comment on the company’s performance in the first quarter of 2012 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International: 11:30 p.m. (US EST)

Participants in the US: 1 877 317 6776

Participants in Brazil: 0800 891 0015

Participants in other countries: +1 412 317 6776

Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company’s management. Words such as: “believe”, “expect”, “plan”, “strategy”, “prospects”, “envisage”, “estimate”, “forecast”, “anticipate”, “may” and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

> 11

Operational and market information

Financial focus	1Q12	1Q11	4Q11
EBITDA margin Ultrapar	4.0%	4.3%	4.0%
Net margin Ultrapar	1.5%	1.8%	1.7%
Focus on human resources	1Q12	1Q11	4Q11
Number of employees – Ultrapar	9,099	8,916	9,055
Number of employees – Ultragaz	4,089	4,092	4,129
Number of employees – Ipiranga	2,491	2,339	2,434
Number of employees – Oxiteno	1,590	1,601	1,595
Number of employees – Ultracargo	565	551	555
Focus on capital markets[1]	1Q12	1Q11	4Q11
Number of shares (000)	544,384	544,384	544,384
Market capitalization[2] – R$ million	20,297	14,357	16,923
BM&FBOVESPA[1]	1Q12	1Q11	4Q11
Average daily volume (shares)	744,089	919,897	744,085
Average daily volume (R$ 000)	27,699	24,225	23,095
Average share price (R$/share)	37.2	26.3	31.0
NYSE[1]	1Q12	1Q11	4Q11
Quantity of ADRs[3] (000 ADRs)	51,208	55,196	56,076
Average daily volume (ADRs)	464,978	323,898	399,725
Average daily volume (US$ 000)	9,795	5,148	6,924
Average share price (US$/ADR)	21.1	15.9	17.3
Total[1]	1Q12	1Q11	4Q11
Average daily volume (shares)	1,209,067	1,243,795	1,143,810
Average daily volume (R$ 000)	45,079	32,802	35,558

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 20, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.

+55 11 3177 7014

invest@ultra.com.br

[1]	Information retroactively adjusted to reflect the 1:4 stock split approved in the Extraordinary Shareholders’ Meeting held on February 10th, 2011.
[2]	Calculated based on the weighted average price in the period.
[3]	1 ADR = 1 common share

> 12

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2012	2011	2011
ASSETS

Cash and financial investments	2,233.1	2,792.6	2,707.9
Trade accounts receivable	2,068.3	1,738.4	2,026.4
Inventories	1,319.0	1,258.5	1,310.1
Taxes	438.4	326.8	470.5
Other	84.8	74.1	60.5

Total Current Assets	6,143.6	6,190.4	6,575.5

Investments	15.4	15.5	15.4
Property, plant and equipment and intangibles	5,876.1	5,365.9	5,818.1
Financial investments	73.8	7.9	74.4
Trade accounts receivable	116.0	99.2	117.7
Deferred income tax	512.5	575.0	510.1
Escrow deposits	484.8	394.2	469.4
Other	180.4	149.7	162.0

Total Non-Current Assets	7,259.0	6,607.4	7,167.2

TOTAL ASSETS	13,402.7	12,797.9	13,742.7

LIABILITIES

Loans, financing and debenturers	1,662.7	1,338.0	2,305.0
Suppliers	885.7	876.8	1,075.1
Payroll and related charges	213.3	190.6	268.3
Taxes	170.6	218.1	148.3
Other	124.1	104.4	301.1

Total Current Liabilities	3,056.4	2,727.9	4,097.8

Loans, financing and debenturers	3,832.9	4,015.9	3,256.6
Provision for contingencies	528.2	488.8	512.8
Post-retirement benefits	102.0	92.4	96.8
Other	235.8	168.3	201.6

Total Non-Current Liabilities	4,698.9	4,765.5	4,067.7

TOTAL LIABILITIES	7,755.3	7,493.5	8,165.5

STOCKHOLDERS’ EQUITY

Capital	3,696.8	3,696.8	3,696.8
Reserves	1,854.4	1,529.1	1,854.5
Treasury shares	(118.2)	(120.0)	(118.2)
Others	186.8	174.9	118.0
Non-controlling interest	27.6	23.6	26.2

Total shareholders’ equity	5,647.4	5,304.4	5,577.2

TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	13,402.7	12,797.9	13,742.7

Cash and financial investments	2,306.9	2,800.5	2,782.3
Debt	(5,495.6)	(5,354.0)	(5,561.6)

Net cash (debt)	(3,188.7)	(2,553.5)	(2,779.3)

> 13

ULTRAPAR

CONSOLIDATED INCOME STATEMENT

In millions of Reais (except per share data) - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2012	2011	2011
Net sales and services	12,401.4	10,806.1	12,758.4

Cost of sales and services	(11,497.0)	(9,980.4)	(11,841.2)

Gross profit	904.4	825.7	917.2

Operating expenses
Selling	(377.4)	(310.3)	(368.8)
General and administrative	(197.1)	(192.7)	(223.2)

Other operating income (expenses), net	9.5	8.6	25.2
Income from sale of assets	(1.5)	2.7	6.0

Operating income	338.0	334.0	356.4

Financial results
Financial income	66.3	85.6	73.3
Financial expenses	(129.2)	(152.0)	(155.8)
Equity in earnings (losses) of affiliates	(0.0)	0.1	0.1

Income before income and social contribution taxes	275.1	267.7	273.9

Provision for income and social contribution taxes
Current	(78.8)	(61.1)	(25.9)
Deferred	(13.5)	(20.3)	(36.7)
Benefit of tax holidays	8.7	7.9	9.8

Net Income	191.4	194.2	221.2

Net income attributable to:
Shareholders of Ultrapar	190.0	193.0	220.1
Non-controlling shareholders of the subsidiaries	1.4	1.2	1.1

EBITDA	501.6	467.1	505.0
Depreciation and amortization	162.1	135.9	154.7
Total investments, net of disposals and repayments	203.8	213.8	386.2

RATIOS

Earnings per share - R$	0.36	0.36	0.41
Net debt / Stockholders’ equity	0.56	0.48	0.50
Net debt / LTM EBITDA	1.56	1.37	1.38
Net interest expense / EBITDA	0.13	0.14	0.16
Gross margin	7.3%	7.6%	7.2%
Operating margin	2.7%	3.1%	2.8%
EBITDA margin	4.0%	4.3%	4.0%

> 14

ULTRAPAR

CONSOLIDATED CASH FLOW STATEMENT

In millions of Reais - IFRS

	JAN – MAR
	2012	2011
Cash Flows from operating activities	218.2	201.2
Net income	191.4	194.2
Depreciation and amortization	162.1	135.9
Working capital	(274.0)	(216.0)
Financial expenses (A)	131.2	123.6
Deferred income and social contribution taxes	13.5	20.3
Income from sale of assets	1.5	(2.7)
Cash paid for income and social contribution taxes (B)	(16.3)	(17.6)
Other (B)	8.6	(36.6)

Cash Flows from investing activities	(222.3)	(208.0)
Additions to fixed and intangible assets, net of disposals	(222.3)	(182.5)
Acquisition and sale of equity investments	-	(25.5)

Cash Flows from (used in) financing activities	(471.3)	(413.1)
Debt raising	1,305.8	135.5
Amortization of debt	(1,358.2)	(256.6)
Interest paid	(144.7)	(39.2)
Payment of financial lease	(1.1)	(2.0)
Related parties	(0.8)	-
Dividends paid (C)	(272.3)	(250.8)

Net increase (decrease) in cash and cash equivalents	(475.4)	(419.9)

Cash and cash equivalents at the beginning of the period (D)	2,782.3	3,220.4

Cash and cash equivalents at the end of the period (D)	2,306.9	2,800.5

(A)

Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Includes long term financial investments.

> 15

ULTRAGAZ

CONSOLIDATED INVESTED CAPITAL

In millions of Reais - IFRS

	QUARTERS ENDED IN

	MAR	MAR	DEC
	2012	2011	2011

OPERATING ASSETS
Trade accounts receivable	194.3	170.0	187.1
Trade accounts receivable - noncurrent portion	26.8	23.5	26.0
Inventories	47.9	39.1	63.9
Taxes	24.4	14.4	22.7
Escrow deposits	116.4	99.1	113.2
Other	27.0	22.6	27.9
Property, plant and equipment and intangibles	715.8	578.9	709.3

TOTAL OPERATING ASSETS	1,152.6	947.6	1,150.0

OPERATING LIABILITIES
Suppliers	30.8	30.1	44.3
Payroll and related charges	64.1	60.2	81.7
Taxes	4.3	6.9	4.4
Provision for contingencies	66.3	45.1	65.1
Other accounts payable	11.2	6.8	11.5

TOTAL OPERATING LIABILITIES	176.8	149.1	206.9

ULTRAGAZ

CONSOLIDATED INCOME STATEMENT

In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2012	2011	2011

Net sales	920.4	866.4	956.4

Cost of sales and services	(793.7)	(736.0)	(825.5)

Gross profit	126.8	130.4	131.0

Operating expenses
Selling	(67.7)	(59.4)	(78.8)
General and administrative	(29.9)	(25.5)	(32.4)

Other operating income (expenses), net	0.1	(0.3)	(0.4)

Operating income[1]	29.3	45.2	19.4

EBITDA	61.7	72.6	51.1

Depreciation and amortization	32.5	27.3	31.7

RATIOS

Gross margin (R$/ton)	314	342	315
Operating margin[1] (R$/ton)	72	119	47
EBITDA margin (R$/ton)	153	190	123

1  Before income from sale of assets

> 16

IPIRANGA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2012	2011	2011

OPERATING ASSETS
Trade accounts receivable	1,476.6	1,175.8	1,432.9
Trade accounts receivable - noncurrent portion	88.9	75.3	91.5
Inventories	813.0	791.8	795.1
Taxes	187.5	126.7	210.9
Other	184.1	140.0	149.1
Property, plant and equipment and intangibles	2,515.9	2,242.3	2,475.3

TOTAL OPERATING ASSETS	5,266.0	4,551.8	5,154.8

OPERATING LIABILITIES
Suppliers	732.1	722.4	892.7
Payroll and related charges	74.4	59.2	98.8
Post-retirement benefits	90.6	86.0	86.7
Taxes	85.7	102.2	76.5
Provision for contingencies	164.2	205.8	169.4
Other accounts payable	163.1	126.2	169.4

TOTAL OPERATING LIABILITIES	1,310.2	1,301.7	1,493.6

IPIRANGA

CONSOLIDATED INCOME STATEMENT

In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2012	2011	2011

Net sales	10,763.8	9,333.4	11,070.4

Cost of sales and services	(10,151.2)	(8,808.6)	(10,468.5)

Gross profit	612.6	524.8	601.9

Operating expenses
Selling	(263.6)	(212.9)	(243.3)
General and administrative	(116.2)	(108.1)	(126.5)

Other operating income (expenses), net	14.9	8.3	25.3

Operating income[1]	247.7	212.1	257.3

EBITDA	336.8	286.5	342.0
Depreciation and amortization	89.1	74.4	84.6

RATIOS

Gross margin (R$/m3)	112	107	107
Operating margin[1] (R$/m3)	45	43	46
EBITDA margin (R$/m3)	62	58	61

1  Before income from sale of assets

> 17

OXITENO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2012	2011	2011

OPERATING ASSETS
Trade accounts receivable	379.2	370.8	392.3
Inventories	449.8	418.7	442.9
Taxes	138.1	112.0	129.4
Other	97.6	74.0	98.2
Property, plant and equipment and intangibles	1,544.1	1,556.6	1,556.8

TOTAL OPERATING ASSETS	2,608.7	2,532.1	2,619.6

OPERATING LIABILITIES
Suppliers	105.1	112.5	124.5
Payroll and related charges	51.0	54.4	64.0
Taxes	23.9	24.9	21.9
Provision for contingencies	87.5	67.8	84.5
Other accounts payable	12.2	6.6	13.4

TOTAL OPERATING LIABILITIES	279.7	266.1	308.4

OXITENO

CONSOLIDATED INCOME STATEMENT

In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2012	2011	2011

Net sales	646.7	548.3	661.9

Cost of goods sold
Variable	(444.8)	(343.0)	(437.3)
Fixed	(54.7)	(52.4)	(56.6)
Depreciation and amortization	(27.2)	(22.4)	(25.2)

Gross profit	120.0	130.5	142.8

Operating expenses
Selling	(44.0)	(35.7)	(44.6)
General and administrative	(40.5)	(44.1)	(45.4)

Other operating income (expenses), net	(0.5)	(0.8)	(0.9)

Operating income[1]	34.9	49.9	51.9

EBITDA	64.3	74.5	79.5
Depreciation and amortization	29.4	24.6	27.6

RATIOS

Gross margin (R$/ton)	644	835	799
Operating margin[1] (R$/ton)	187	319	291
EBITDA margin (R$/ton)	345	476	445

1  Before income from sale of assets

> 18

ULTRACARGO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2012	2011	2011

OPERATING ASSETS
Trade accounts receivable	17.5	21.6	16.2
Inventories	1.8	1.4	1.5
Taxes	7.0	6.6	6.9
Other	12.2	12.9	10.3
Property, plant and equipment and intangibles	781.7	681.6	758.4

TOTAL OPERATING ASSETS	820.2	724.1	793.2

OPERATING LIABILITIES
Suppliers	14.5	9.9	16.0
Payroll and related charges	20.2	13.8	19.5
Taxes	3.8	4.3	3.9
Provision for contingencies	12.8	12.9	12.6
Other accounts payable¹	45.6	40.2	42.9

TOTAL OPERATING LIABILITIES	97.1	81.1	94.8

¹ Includes the long term obligations with clients account

ULTRACARGO

CONSOLIDATED INCOME STATEMENT

In millions of Reais - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2012	2011	2011

Net sales	69.3	61.9	68.8

Cost of sales and services	(28.3)	(26.3)	(30.7)

Gross profit	41.1	35.6	38.1

Operating expenses
Selling	(1.8)	(1.8)	(1.9)
General and administrative	(15.2)	(13.6)	(16.3)

Other operating income (expenses), net	0.6	1.3	1.3
Operating income[1]	24.6	21.4	21.3

EBITDA	32.7	28.5	29.0
Depreciation and amortization	8.0	7.1	7.7

RATIOS

Gross margin	59%	57%	55%
Operating margin[1]	36%	35%	31%
EBITDA margin	47%	46%	42%

1  Before income from sale of assets

> 19

ULTRAPAR

CONSOLIDATED INCOME STATEMENT

In millions of US dollars except where otherwise mentioned - IFRS

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2012	2011	2011

Net sales
Ultrapar	7,015.2	6,481.0	7,088.1
Ultragaz	520.7	519.6	531.3
Ipiranga	6,088.8	5,597.8	6,150.3
Oxiteno	365.8	328.8	367.7
Ultracargo	39.2	37.1	38.2

EBITDA
Ultrapar	283.7	280.2	280.5
Ultragaz	34.9	43.5	28.4
Ipiranga	190.5	171.8	190.0
Oxiteno	36.4	44.7	44.2
Ultracargo	18.5	17.1	16.1

Operating income
Ultrapar	191.2	200.3	198.0
Ultragaz[1]	16.5	27.1	10.8
Ipiranga[1]	140.1	127.2	143.0
Oxiteno[1]	19.8	29.9	28.8
Ultracargo[1]	13.9	12.8	11.8

EBITDA margin
Ultrapar	4%	4%	4%
Ultragaz	7%	8%	5%
Ipiranga	3%	3%	3%
Oxiteno	10%	14%	12%
Ultracargo	47%	46%	42%

EBITDA margin / volume
Ultragaz (US$/ton)	86	114	68
Ipiranga (US$/m3)	35	35	34
Oxiteno (US$/ton)	195	286	247

Net income
Ultrapar	108.3	116.5	122.9

Net income / share (US$)	0.20	0.22	0.23

1  Before income from sale of assets

> 20

ULTRAPAR PARTICIPAÇÕES S/A

LOANS

In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in March/2012
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.) ¹	Maturity
Foreign Currency

Notes	461.3	-	-	-	-	461.3	US$	7.2	2015
Advances on foreign exchange contracts	-	114.2	-	-	-	114.2	US$	2.0	< 341 days
Foreign loan	-	109.2	-	-	-	109.2	US$ + LIBOR	1.0	2014
BNDES	22.8	33.7	0.1	9.4	-	66.0	US$	5.6	2012 to 2018
Foreign currency advances delivered	-	56.5	-	-	-	56.5	US$	1.8	< 109 dias
Financial institutions	-	31.4	-	-	-	31.4	MX$ + TIIE	1.8	2012 to 2016
Financial institutions	-	29.7	-	-	-	29.7	Bs	12.9	2012 to 2014
Import Financing (FINIMP)	-	-	0.9	-	-	0.9	US$	7.0	2012
BNDES	-	-	-	-	0.3	0.3	UMBNDES	6.9	2016

Subtotal	484.1	374.7	1.0	9.4	0.3	869.5

Local Currency
Banco do Brasil fixed rate ²	-	-	-	1,846.9	-	1,846.9	R$	11.9	2012 to 2015
BNDES	256.5	321.6	144.8	117.9	1.2	842.0	TJLP	3.0	2012 to 2019
Debentures - 4th issuance	-	-	-	-	793.0	793.0	CDI	108.2	2015
Banco do Brasil floating rate	-	-	-	573.6	-	573.6	CDI	101.3	2014
Debentures - 3rd issuance	-	-	-	-	206.2	206.2	CDI	108.5	2012
Loan - MaxFácil	-	-	-	88.5	-	88.5	CDI	100.0	2012
Banco do Nordeste do Brasil	-	82.8	-	-	-	82.8	R$	8.5	2018
BNDES	8.7	15.4	2.3	29.1	0.4	56.0	R$	5.8	2015 to 2021
Financial leasing	42.0	-	-	-	-	42.0	IGPM	5.6	2031
Research and projects financing (FINEP)	-	39.9	-	-	-	39.9	TJLP	0.5	2013 to 2014
Debentures - RPR	-	-	-	-	19.7	19.7	CDI	118.0	2014
Research and projects financing (FINEP)	-	5.7	-	5.2	-	10.9	R$	4.0	2019 to 2021
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	1.7	-	1.7	TJLP	2.7	2012 to 2013
Financial leasing fixed rate	-	-	-	0.3	0.8	1.1	R$	14.7	2012 to 2014

Subtotal	307.3	465.4	147.1	2,663.3	1,021.2	4,604.3

Unrealized losses on swaps transactions	-	21.8	-	-	-	21.8

Total	791.4	861.9	148.1	2,672.7	1,021.5	5,495.6

Composition per annum

Up to 1 year	143.6	417.2	38.1	852.3	211.5	1,662.7
From 1 to 2 years	51.0	124.2	31.1	977.7	6.0	1,189.9
From 2 to 3 years	42.4	189.0	27.9	409.1	803.2	1,471.5
From 3 to 4 years	490.0	61.0	22.2	412.3	0.4	985.9
From 4 to 5 years	24.7	34.6	18.4	15.8	0.3	93.8
Thereafter	39.7	36.1	10.3	5.5	0.2	91.8

Total	791.4	861.9	148.1	2,672.7	1,021.5	5,495.6

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / Bs = Bolivar Forte from Venezuela / UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of March 2012, 97% of this composition reflected the U.S. dollar / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council. On March 31, 2012, TJLP was fixed at 6% p.a. / IGPM = General Index of Market Prices

	Balance in March/2012

					Ultrapar Parent Company / Other	Ultrapar
	Ultragaz	Oxiteno	Ultracargo	Ipiranga		Consolidated

CASH AND LONG TERM INVESTMENTS	553.4	570.0	221.3	732.8	229.4	2,306.9

¹  Some loans have hedging against foreign currency exposure and interest rate (see note 22 to financial statements).

²  For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI on average.

> 21

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (03/2012)

Date, Time and Location:

May  2nd, 2012, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors, duly signed; and (ii) member of the Fiscal Council, duly signed, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law.

Decisions:

1.	After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

2.	The members of the Board of Directors were updated on strategic and expansion projects of the Company’s subsidiaries.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 2nd, 2012)

3.

The members of the Board of Directors approved the Company to guarantee its subsidiaries indicated below, as well as assume the remaining obligations pursuant to the financing contract through the opening of a revolving line of credit agreement with BNDES (Banco Nacional de Desenvolvimento Econômico e Social), with principal amount of R$ 1,639,954,000.00 (one billion, six hundred thirty-nine million, nine hundred fifty-four thousand Reais), according to the Decision of the Board of BNDES nr 168/2012, as of February 28, 2012, to be disbursed according to the Company’s Investment Plan estimated for the next five years, to be distributed to the following subsidiaries: Bahiana Distribuidora de Gás Ltda, Companhia Ultragaz S.A., Empresa Carioca de Produtos Químicos S.A., Ipiranga Produtos de Petróleo S.A., Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, Oxiteno Nordeste S.A. Indústria e Comércio, Oxiteno S.A. Indústria e Comércio, Tequimar – Terminal Químico de Aratu S.A., Tropical Transportes Ipiranga Ltda.

4.

The Board of Directors approved the election of Mr. Thilo Mannhardt for chief executive officer of the Company, with term of office starting on January 1st, 2013. The Board also approved that the position to be left by Mr. Thilo Mannhardt in the Board of Directors on the date of his investiture as CEO will be fulfilled by Mr. Pedro Wongtschowski until the subsequent annual general shareholders meeting.

Observations: The deliberations were approved by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 2nd, 2012)

aa) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho – Vice-Chairman; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Olavo Egydio Monteiro de Carvalho; Nildemar Secches; Renato Ochman; Thilo Mannhardt; Luiz Carlos Teixeira – Board Members; Flavio Cesar Maia Luz – Fiscal Council Member.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha

Chairman

ULTRAPAR PARTICIPAÇÕES S.A. Companhia Aberta CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

MARKET ANNOUNCEMENT

ULTRAPAR ANNOUNCES CEO SUCCESSION

São Paulo, May 2nd, 2012 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP) hereby announces that its Board of Directors approved today the nomination of Thilo Mannhardt to the position of chief executive officer (CEO) of Ultrapar as from January 1st, 2013.

The Board of Directors also approved that, after assuming the company’s CEO position, Thilo Mannhardt will be replaced in the Board of Directors by Pedro Wongtschowski, Ultrapar’s current CEO.

Thilo Mannhardt developed his career with McKinsey, where he was until recently a senior partner. He was one of the executives responsible for the launching and management of McKinsey in Brazil during the 80’s and 90’s. He also ran McKinsey’s operations in South Africa and in Mexico. Mr. Mannhardt is deeply familiar with Ultrapar’s activities, having intensely participated in strategic and operational projects of the company’s businesses for over 15 years. Additionally, since April 2011, he has been a member of Ultrapar’s Board of Directors.

As the nominated CEO, Thilo Mannhardt will start on October 1st, 2012 a transition program with Pedro Wongtschowski, who will remain in its current CEO position until the end of the 2012.

The process of planned succession of Ultrapar management has been regularly carried out in the executive board of the company and of its businesses. The nomination of Thilo Mannhardt for CEO and of Pedro Wongtschowski for the Board of Directors represents the continuity of Ultrapar’s management and business philosophy.

André Covre

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2012

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Interim financial information, Earnings Release, Minutes of Board of Directors, Market Announcement)